EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
CATAPULT COMMUNICATIONS CORPORATION
at
$9.25 per Share
by
JOSIE ACQUISITION COMPANY,
a wholly owned subsidiary of
IXIA

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, JUNE 22, 2009, UNLESS THE OFFER IS EXTENDED.

Josie Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of Ixia, a California corporation (“Ixia”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Catapult Communications Corporation, a Nevada corporation (the “Company”), at a price of $9.25 per Share to the sellers thereof in cash (the “Offer Price”) without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase dated May 26, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 11, 2009 (the “Merger Agreement”), by and among Ixia, Purchaser and the Company, pursuant to which, after completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation and a wholly owned subsidiary of Ixia.

At a meeting held on May 11, 2009, the Company’s Board of Directors: (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) unanimously resolved to recommend acceptance of the Offer and, if required by applicable law, approval of the Merger Agreement and the Merger by the Company’s stockholders.

There is no financing condition to the Offer. The Offer is subject to various conditions described in this Offer to Purchase. A summary of the principal terms of the Offer appears on pages 1 through 5 of this Offer to Purchase. You should read this entire Offer to Purchase before deciding whether to tender your Shares in the Offer.

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must either (i) complete and sign the Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to American Stock Transfer & Trust Company, LLC, the depositary in the Offer (the “Depositary”), together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase or (ii) request that the stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the tender of Shares to Purchaser. A stockholder of the Company whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the stockholder wishes to tender those Shares.

Any stockholder of the Company that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the expiration of the Offer, or that cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

Questions and requests for assistance may be directed to Laurel Hill Advisory Group, LLC, the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase or to Thomas Weisel Partners LLC, the dealer manager for the Offer (the “Dealer Manager”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained at Purchaser’s expense from the Information Agent or the Dealer Manager. Stockholders of the Company also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES IN THE OFFER.

SUMMARY TERM SHEET

This summary term sheet highlights the material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this Offer to Purchase, and for a more complete description of the terms of this tender offer, you should read carefully this entire Offer to Purchase, the documents incorporated by reference or otherwise referred to in this Offer to Purchase and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Securities Sought:	All of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Catapult Communications Corporation, a Nevada corporation (the “Company”)

Purchaser:	Josie Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of Ixia, a California corporation (“Ixia”)

Price Offered Per Share:	$9.25 per Share to the sellers thereof in cash (the “Offer Price”) without interest and less any required withholding taxes

Expiration of the Offer:	The Offer will expire at 12:00 midnight, New York City time, at the end of Monday, June 22, 2009, unless the Offer is extended.

The Company’s Board of Directors’ Recommendation:	The Board of Directors of the Company recommends that stockholders of the Company accept the Offer.

Principal Terms

•	Purchaser is offering to purchase all of the issued and outstanding Shares of the Company at a price per Share equal to the Offer Price without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 11, 2009 (the “Merger Agreement”), by and among Ixia, Purchaser and the Company. After completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation and a wholly owned subsidiary of Ixia.

•	The Offer is the first step in Ixia’s plan to acquire all of the Shares, as provided in the Merger Agreement. If the Offer is successful, Ixia, through Purchaser, will acquire any remaining Shares in the Merger, pursuant to which each remaining issued and outstanding Share will automatically be converted into the right to receive the Offer Price without interest and less any required withholding taxes. No appraisal rights are available in connection with the Offer or the Merger.

•	The initial offering period of the Offer will expire at 12:00 midnight, New York City time, at the end of Monday, June 22, 2009 (such date, or such subsequent date in which the expiration of the Offer is extended pursuant to the terms of the Merger Agreement, the “Expiration Date”), unless otherwise extended.

•	Purchaser shall extend the Offer:

•	if any of the conditions to the Offer set forth in the Merger Agreement are not satisfied or waived on any scheduled Expiration Date, for one or more periods (each in the reasonable judgment of Purchaser for the minimum period of time reasonably expected by Purchaser to be required to satisfy such conditions but in any event not in excess of 20 business days each) until all such conditions of the Offer are satisfied or waived, provided that Purchaser is not required to extend the Offer beyond the termination of the Merger Agreement; and

•	for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer or any period required by law.

•	In the event that Purchaser is not required to extend the Offer as set forth above and not otherwise prohibited from extending the Offer pursuant to the terms of the Merger Agreement, Ixia may, in its discretion, cause Purchaser to extend the Offer at any scheduled Expiration Date.

Notwithstanding the foregoing, Purchaser’s ability or obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms.

If Purchaser extends the Offer, Purchaser will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

•	Following completion of the Offer, if Purchaser has not acquired a number of Shares equal to one Share more than the number of Shares entitled to cast 90% of all the votes entitled to be cast by each group or class of shares entitled to vote as a group or class on the Merger Agreement, Purchaser may, in its sole discretion, provide for a subsequent offering period within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of not less than three nor more than ten business days immediately following the Expiration Date. A subsequent offering period is an additional period of time to solicit more Shares that begins after Purchaser has accepted all Shares already tendered. During the subsequent offering period, if any, stockholders may tender (but not withdraw) their Shares and receive the Offer Price without interest and less any required withholding taxes.

•	Simultaneously with entering into the Merger Agreement, Ixia and Purchaser entered into a support agreement with Dr. Richard A. Karp and Nancy Karp (who together own approximately 37% of the outstanding Shares) pursuant to which each such stockholder agreed to tender his or her Shares in the Offer.

See Section 1 — “Terms of the Offer” and Section 13 — “The Transaction Documents” in this Offer to Purchase for further details.

The Company’s Board of Director’s Recommendation

At a meeting held on May 11, 2009, the Board of Directors of the Company:

•	unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders;

•	unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	unanimously resolved to recommend acceptance of the Offer and, if required by applicable law, approval of the Merger Agreement and the Merger by the Company’s stockholders.

See Section 13 — “The Transaction Documents” in this Offer to Purchase for further details.

Conditions

Purchaser’s obligation to complete the Offer is subject to a number of conditions as set forth in the Merger Agreement, including:

•	that there be validly tendered and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the Shares then owned by Ixia and Purchaser, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (calculated excluding any options to purchase Shares that are not exercisable or have an exercise price greater than the Offer Price) (the “Minimum Condition”). As of May 8, 2009, the number of Shares required to meet the Minimum Condition would have been 5,840,034 Shares;

•	the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and

•	other customary conditions.

The Offer is not conditioned on Ixia’s or Purchaser’s obtaining financing to purchase the Shares. See Section 15 — “Condition to Purchaser’s Obligations” in this Offer to Purchase, which sets forth in full the conditions to the Offer.

Top-Up Option

•	Subject to, among other things, the satisfaction of the condition that Ixia and Purchaser together own at least 70% of the Company’s outstanding shares on a fully diluted basis (calculated excluding any options to purchase Shares that are not exercisable or have an exercise price greater than the Offer Price), upon completion of the Offer, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company up to the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares beneficially owned by Ixia and Purchaser, constitutes one Share more than the number of Shares entitled to cast 90% of all the votes entitled by each group or class of Shares entitled to vote as a group or class on the Merger after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully diluted basis or, as may be elected by Ixia, on a primary basis at the Effective Time.

See Section 13 — “The Transaction Documents” in this Offer to Purchase for further details.

Procedures for Tendering Shares

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must (i) complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary or (ii) follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase;

•	you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery; or

•	you hold your Shares through a broker or bank, you should contact your broker or bank and give instructions that your Shares be tendered.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase for further details.

Withdrawal Rights

•	Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the Expiration Date. If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by so instructing the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares.

•	If Purchaser provides a subsequent offering period, you will not be able to withdraw (i) any Shares that you already tendered or (ii) any of the Shares that you tender during the subsequent offering period.

See Section 4 — “Withdrawal Rights” in this Offer to Purchase for further details.

U.S. Federal Income Tax Treatment

•	The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder of the Company that receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s tax basis in the Shares sold or exchanged. Stockholders of the Company should consult their own tax advisors regarding the particular tax consequences of the Offer and the Merger to them, including the federal, state, local and non-U.S. tax consequences.

See Section 5 — “Material U.S. Federal Income Tax Consequences” in this Offer to Purchase for further details.

Recent Trading Prices

•	On May 11, 2009, the last trading day before the Company and Ixia announced the signing of the Merger Agreement, the closing price of the Shares on the NASDAQ Global Select Market (the “NASDAQ”) was $8.11 per Share.

•	On May 22, 2009, the last trading day before the date of this Offer to Purchase, the closing price of the Shares reported on the NASDAQ was $9.19 per Share.

See Section 6 — “Price Range of Shares; Dividends on the Shares” in this Offer to Purchase for further details.

Further Information

•	For further information, you can call Laurel Hill Advisory Group, LLC, the Information Agent for the Offer, at (888) 742-1305 (toll free). See the back cover page of this Offer to Purchase.

QUESTIONS AND ANSWERS

The following are answers to some of the questions you, as a stockholder of the Company, may have about the Offer. You are urged to carefully read the remainder of this Offer to Purchase, the related Letter of Transmittal and the other documents to which this Offer to Purchase refers because the information in this “Questions and Answer” section is not complete and may not contain all of the information that is important to you.

Who is offering to buy my shares?

Josie Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of Ixia, a California corporation (“Ixia”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Catapult Communications Corporation, a Nevada corporation (the “Company”). Purchaser was formed for the sole purpose of acquiring the Company, and, accordingly, Purchaser has not carried on any activities other than in connection with the acquisition of the Company.

See “Introduction” and Section 9 — “Certain Information Concerning Ixia and Purchaser” in this Offer to Purchase.

How many Shares is Purchaser offering to buy?

Purchaser is offering to purchase all of the Shares upon the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase, the term “Offer” refers to this offer.

See “Introduction” and Section 1 — “Terms of the Offer” in this Offer to Purchase for further details.

How much is Purchaser offering to pay for my Shares?

Purchaser is offering to pay $9.25 per Share to the sellers thereof in cash (the “Offer Price”) without interest and less any required withholding taxes.

Is there an agreement governing the Offer?

Yes. Ixia, Purchaser and the Company have entered into an Agreement and Plan of Merger dated as of May 11, 2009 (the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the merger of Purchaser with and into the Company (the “Merger”). See “Introduction” and Section 13 — “The Transaction Documents” in this Offer to Purchase.

Will I have to pay any fees or commissions if I tender my Shares?

If you hold your Shares directly as the registered owner and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses.

If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and the holder of your Shares tenders them on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to determine whether any charges will apply. See the “Introduction” in this Offer to Purchase for further details.

Does Purchaser have the financial resources to pay for the Shares?

Yes. Ixia will provide Purchaser with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for Purchaser’s acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Ixia expects to fund all these payments from cash (or cash equivalents) on hand.

See Section 10 — “Source and Amount of Funds” in this Offer to Purchase for further details.

Is Purchaser’s financial condition relevant to my decision to tender my Shares?

No. Purchaser does not believe its financial condition is relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same cash price in the subsequent Merger;

•	Purchaser, through Ixia, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer and to acquire all remaining Shares for the same cash price in the subsequent Merger; and

•	the Offer is not subject to any financing condition.

See Section 10 — “Source and Amount of Funds” in this Offer to Purchase for further details.

How long do I have to decide whether to tender in the Offer?

You have until at least 12:00 Midnight, New York City time, at the end of Monday, June 22, 2009, to decide whether to tender your Shares in the Offer. See Section 1 — “Terms of the Offer” in this Offer to Purchase.

How do I tender my Shares?

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must (i) complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary or (ii) follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase;

•	you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery; or

•	you hold your Shares through a broker or bank, you should contact your broker or bank and give instructions that your Shares be tendered.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase for further details.

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration date of the Offer as it may be extended. Once Purchaser accepts your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw Shares tendered during a subsequent offering period, if we elect to have such a period. See Section 4 — “Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to American Stock Transfer & Trust Company, the depositary for the Offer, while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, bank, trust company or other nominee, you must instruct the broker, bank, trust company or other nominee to arrange to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

Will the Offer be followed by a merger? What will happen if I do not tender my Shares? Will I have the right to have my Shares appraised?

If the Offer is consummated and the other conditions to the Merger are satisfied or waived, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Ixia. In the Merger, Purchaser will acquire all remaining Shares in the Company for the Offer Price without interest and less any required withholding taxes. If the Merger takes place, Ixia will own all of the Shares, and all the remaining stockholders of the Company will receive the Offer Price without interest. See Section 13 — “The Transaction Documents” in this Offer to Purchase for a description of the conditions to the Merger.

However, if the Offer is consummated but the Merger is not consummated, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

Under the Nevada Revised Statutes (“NRS”) and due to the Company’s listing the Shares on the NASDAQ Global Select Market, holders of the Shares do not have dissenters’ rights in connection with the Merger. Because holders of Shares do not have dissenters’ rights in connection with the Merger, no demand for appraisal under the NRS can be made.

See the “Introduction” and Section 7 — “Effect of Offer on Listing, Market for Shares and SEC Registration” in this Offer to Purchase for further details.

What will happen to my stock options in the Offer and the Merger?

Ixia will not assume any stock options to purchase Shares under any employee stock option or compensation plan or arrangement of the Company. The Merger Agreement provides that prior to the effective time of the Merger (the “Effective Time”), each holder of stock options to purchase Shares will become fully vested in and have the right to exercise all of his or her outstanding options. The Merger Agreement also provides that, at or immediately prior to the Effective Time, each of the then outstanding options to purchase Shares under any employee stock option or compensation plan or arrangement of the Company, whether or not vested or exercisable, will be cancelled, and the Company will pay to each former holder of any such option having an exercise price that is less than the Offer Price, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess of the Offer Price over the applicable exercise price of such option by (ii) the number of Shares of the Company such holder could have purchased (assuming full vesting of all stock options of the Company) had such holder exercised such stock option in full immediately prior to the Effective Time.

Can holders of stock options participate in the Offer?

The Offer is only for Shares and not for any stock options to acquire Shares. If you hold vested but unexercised stock options to purchase Shares and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer.

Whom should I call if I have questions about the Offer?

You may call Laurel Hill Advisory Group, LLC, the Information Agent for the Offer, at (888) 742-1305 (toll free). Thomas Weisel Partners LLC is acting as the Dealer Manager for the Offer. See the back cover page of this Offer to Purchase.

FORWARD LOOKING STATEMENTS

Some of the statements in this Offer to Purchase constitute forward looking statements that do not directly or exclusively relate to historical facts, including statements relating to the views of Ixia or Purchaser regarding the business of the Company and the benefits of tendering your Shares and of combining the business of the Company with the business of Ixia. Forward looking statements can be identified by the words “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue,” “project” and variations of these words and similar expressions or the negative of these terms are intended to identify forward looking statements. The forward looking statements made in this Offer to Purchase reflect Ixia’s or Purchaser’s current view with respect to future events and are subject to risks, uncertainties and other factors. These risks, uncertainties and other factors may cause actual results, performance or achievements to be materially different from those expressed or implied by the forward looking statements, many of which are outside of the parties’ control and are difficult to forecast or mitigate. Because actual results could differ materially from current intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward looking statements in this Offer to Purchase and to view all forward looking statements made in this Offer to Purchase with caution. Neither Ixia nor Purchaser undertakes any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You should assume that the information appearing in this Offer to Purchase is accurate as of the date hereof only.

Forward looking statements are not guarantees of future performance or results and involve considerable risks and uncertainties, and actual results or developments may differ materially from the expectations expressed or implied in the forward looking statements as a result of various factors, including, but not limited to, those discussed below. In connection with this Offer to Purchase, known risks include, but are not limited to, (a) the inability to satisfy legal requirements for consummating the Offer, and (b) the inability to consummate the Offer for any other reason, including failure to satisfy the conditions or termination or amendment of the Offer in the event that the parties reach an agreement or understanding to terminate or amend the Offer.

To the Holders of Common Stock of Catapult Communications Corporation:

INTRODUCTION

Josie Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of Ixia, a California corporation (“Ixia”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Catapult Communications Corporation, a Nevada corporation (the “Company”), at a price of $9.25 per Share to the sellers thereof in cash (the “Offer Price”) without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase dated May 26, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”).

The Offer is being made in connection with the Agreement and Plan of Merger dated as of May 11, 2009 (as it may be amended from time to time the “Merger Agreement”), by and among Ixia, Purchaser and the Company. Purchaser was formed by Ixia solely in connection with the acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, after completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation and be a wholly owned subsidiary of Ixia. The Merger is subject to certain conditions, including the adoption of the Merger Agreement by the stockholders of the Company, if such adoption is required by applicable law. See Section 13 — “The Transaction Documents” in this Offer to Purchase. In the Merger, each outstanding Share (other than Shares held by the Company or any of its subsidiaries or owned by Ixia or any of its subsidiaries, which will automatically be cancelled) will automatically be cancelled and converted into and become a right to receive the Offer Price without interest and less any required withholding taxes. The Merger Agreement is more fully described in Section 13 — “The Transaction Documents” in this Offer to Purchase, which also contains a discussion of the treatment of the outstanding stock options to purchase Shares.

Tendering stockholders who are record holders of their Shares and tender directly to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Depositary, Laurel Hill Advisory Group, LLC (the “Information Agent”), and Thomas Weisel Partners LLC (the “Dealer Manager”) for their respective services in connection with the Offer and the Merger. See Section 18 — “Fees and Expenses” in this Offer to Purchase.

At a meeting held on May 11, 2009, the Company’s Board of Directors: (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) unanimously resolved to recommend acceptance of the Offer and, if required by applicable law, approval of the Merger Agreement and the Merger by the Company’s stockholders.

The Company has advised Purchaser that J.P. Morgan Securities Inc. (“J.P. Morgan”), the Company’s financial advisor, delivered to the Board of Directors of the Company its written opinion dated May 11, 2009 to the effect that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the $9.25 per Share cash consideration to be received in the Offer and the Merger, taken together and not separately, by holders of the Shares, was fair, from a financial point of view, to such holders. The full text of J.P. Morgan’s written opinion dated May 11, 2009, which describes the assumptions made, procedures followed, matters considered and limitations on the opinion and scope of review undertaken by J.P. Morgan in rendering its opinion, is included as Annex II to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) which will be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) and mailed to the Company’s stockholders with this Offer to Purchase. J.P. Morgan provided its opinion to the Company’s Board of Directors in connection with and for the purpose of its evaluation of the Offer and the Merger. J.P. Morgan’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender such stockholder’s Shares into the Offer or how such stockholder should vote with respect to the Offer and the Merger or any other matter.

The Offer is subject to a number of conditions as set forth in the Merger Agreement, including: (i) that there be validly tendered and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the Shares then owned by Ixia and Purchaser, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (calculated excluding any options to purchase Shares that are not exercisable or have an exercise price greater than the Offer Price) (the “Minimum Condition”); (ii) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (iii) other customary conditions. See Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase for a description of all of the conditions to the Offer. The Offer is not subject to any financing condition.

The Company has represented to Ixia and Purchaser that as of May 8, 2009, there were 11,301,255 Shares issued and outstanding and outstanding stock options to purchase 2,827,866 Shares. As of the date hereof, neither Ixia nor Purchaser currently beneficially owns any Shares except insofar as the Support Agreement described in Section 13 of this Offer to Purchase may be deemed to constitute beneficial ownership. Ixia and Purchaser disclaim such beneficial ownership. Based on the foregoing, Purchaser believes that as of May 8, 2009, the number of Shares required to meet the Minimum Condition would have been 5,840,034 Shares.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Monday, June 22, 2009, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

Purchaser shall extend the Offer as follows:

•	if any of the conditions to the Offer set forth in the Merger Agreement are not satisfied or waived on any scheduled Expiration Date, for one or more periods (each in the reasonable judgment of Purchaser for the minimum period of time reasonably expected by Purchaser to be required to satisfy such conditions but in any event not in excess of 20 business days each) until the conditions of the Offer are satisfied or waived, provided that Purchaser is not required to extend the Offer beyond the termination of the Merger Agreement; and

•	for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or any period required by law.

In the event that Purchaser is not required to extend the Offer and not otherwise prohibited from extending the Offer pursuant to the terms of the Merger Agreement, Ixia may, in its discretion, cause Purchaser to extend the Offer at any scheduled Expiration Date.

Notwithstanding the foregoing, Purchaser’s ability and obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms.

During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the Expiration Date. See Section 4 — “Withdrawal Rights” in this Offer to Purchase.

Following completion of the Offer, if Purchaser has not acquired a number of Shares equal to one Share more than the number of Shares entitled to cast 90% of all the votes entitled to be cast by each group or class of shares entitled to vote as a group or class on the Merger Agreement, Purchaser may, in its sole discretion, provide for a subsequent offering period within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of not less than three nor more than ten business days immediately following the Expiration Date. A subsequent offering period is an additional period of time to solicit more Shares that begins after Purchaser has accepted all Shares already tendered. During the subsequent offering period, if any, stockholders may tender (but not withdraw) their Shares and receive the Offer Price without interest and less any required withholding taxes.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any condition to the Offer and to make any change to the terms and conditions of the Offer Price; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of the Company, (i) waive the Minimum Condition or (ii) make any change to the Offer that changes the form of consideration to be paid, decreases the Offer Price or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those set forth in the Merger Agreement or modifies the conditions set forth in the Merger Agreement, which are summarized in Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase, or amends any other term of the Offer in any manner adverse to the holders of Shares in the reasonable judgment of the Company.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to other customary conditions set forth in the Merger Agreement. See Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase. Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 15 occur.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4 — “Withdrawal Rights” in this Offer to Purchase. However, Purchaser’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Any extension of the period during which the Offer is open, delay in payment or in acceptance for payment, termination or amendment of the Offer, will be followed as promptly as practicable by a public announcement thereof. Such an announcement in the case of an extension will be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

The Company has provided Purchaser with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to stockholders of record of the Company and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, Purchaser will purchase and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions to Purchaser’s Obligations” (the date of such acceptance for payment, the “Acceptance Date”). If Purchaser provides for a subsequent offering period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay acceptance for payment of, and thereby delay payment for, Shares in order to comply in whole or in part with any applicable law.

If, prior to the Expiration Date, Purchaser increases the Offer Price, Purchaser will pay the increased Offer Price to all stockholders of the Company from whom Purchaser purchases Shares in the Offer, whether such Shares were tendered before or after the increase in price. As of the date of this Offer to Purchase, Purchaser has no intention to increase the Offer Price. Under no circumstances will Purchaser pay interest on the Offer Price paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For information with respect to approvals that the Company and Purchaser are required to obtain prior to the completion of the Offer, including under the HSR Act, see Section 16 — “Certain Regulatory and Legal Matters.”

In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the related Letter of Transmittal requires.

An “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn, as if and when Purchaser gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions to the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders of the Company for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders of the Company.

If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Purchaser will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry transfer, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) Share Certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, we encourage and strongly recommend delivery by registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

Book-Entry Transfer.  The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during a subsequent offering period, the tendering stockholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that you have the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Purchaser and you upon the terms and subject to the conditions of the Offer.

Signature Guarantees.  A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Security Transfer Agent’s Medallion Program, the New York Stock Exchange Medallion Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See the Instructions to the Letter of Transmittal for further details.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See the Instructions to the Letter of Transmittal.

If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery.  If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form attached to the Schedule TO as Exhibit (a)(1)(C); and

•	the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders of the Company at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

U.S. Federal Income Tax Backup Withholding.  Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service (the “IRS”) a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, a stockholder of the Company must provide the Depositary with (i) the stockholder’s correct social security number or other taxpayer identification number (collectively, “TIN”) and certify under penalties of perjury that the TIN is correct and that the stockholder is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, or (ii) if applicable, an adequate basis for exemption. If a stockholder does not provide the stockholder’s correct TIN, the certifications described above or an adequate basis for exemption, the IRS may impose a penalty on the stockholder, and any payment made to the stockholder pursuant to the Offer may be subject to backup withholding at a current rate of 28%. All stockholders of the Company surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding or otherwise establish a basis for exemption. Certain stockholders of the Company (including, among others, corporations) are not subject to backup withholding. All stockholders of the Company surrendering Shares pursuant to the Offer that are not U.S. persons may be able to establish an exemption from backup withholding by submitting an appropriate complete and executed IRS Form W-8 and should consult with their respective tax advisors as to possible qualification for exemption from withholding and the procedure for obtaining any such exemption from withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder of the Company may be refunded or credited against the stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Appointment as Proxy.  By executing the Letter of Transmittal, you irrevocably appoint Purchaser’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective only when Purchaser accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of stockholders of the Company, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of stockholders of the Company or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other related securities.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties, subject to such parties’ disputing such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Ixia, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

Other than during a subsequent offering period, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after July 24, 2009.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Purchaser’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Purchaser’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you wish to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificates, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding, subject to the dispute of such determination in a court of competent jurisdiction. None of Ixia, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a summary of the material federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger. The discussion applies only to holders that hold their Shares as capital assets and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers), or to persons holding Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, or whose functional currency is not the U.S. dollar. This discussion does not address the U.S. federal income tax consequences to any stockholder of the Company who, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it address any aspect of federal non-income, state, local or foreign taxation.

If a partnership holds Shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

The material federal income tax consequences set forth below are based upon existing provisions of the Internal Revenue Code of 1986, as amended, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of Shares as described herein. The following discussion is intended only as a summary of the material U.S. federal income tax consequences of the Offer and the Merger. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger to such stockholder, including the application and effect of state, local and other tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted federal income tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. A reduced tax rate on long-term capital gain may apply to non-corporate U.S. holders. Net capital losses may be subject to limits on deductibility.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a current rate of 28%. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase. Backup withholding generally applies if the stockholder (a) fails to furnish the stockholder’s TIN, (b) furnishes an incorrect TIN, or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is the stockholder’s correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Certain stockholders (including, among others, corporations) are not subject to backup withholding. Each stockholder should consult with such holder’s own tax advisor as to such holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders of the Company that are U.S. persons may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Tendering stockholders of the Company that are not U.S. persons may be able to establish an exemption from backup withholding by submitting an appropriate complete and executed IRS Form W-8 and should consult with their respective tax advisors as to possible qualification for exemption from withholding and the procedure for obtaining any such exemption from withholding.

6.	Price Range of Shares; Dividends on the Shares.

The Shares currently trade on the NASDAQ under the symbol “CATT.” The following table sets forth the high and low sales prices per Share for the periods indicated, as reported in published financial sources.

	High	Low

Year Ended September 30, 2007:
First Quarter	$9.60	$8.00
Second Quarter	10.28	8.61
Third Quarter	10.99	8.62
Fourth Quarter	10.22	6.41
Year Ended September 30, 2008:
First Quarter	$8.24	$5.78
Second Quarter	8.16	4.95
Third Quarter	7.86	5.15
Fourth Quarter	8.02	4.75
Year Ending September 30, 2009:
First Quarter	$6.99	$3.01
Second Quarter	7.35	4.22
Third Quarter (through May 22, 2009)	9.23	6.98

On May 8, 2009, the last full day of trading before the public announcement by the Company of its execution of the Merger Agreement, the last sale price of the Company’s common stock reported was $8.11 per Share. On May 22, 2009, the last trading day before the date of this Offer to Purchase, the last sale price of the Company common stock reported was $9.19 per Share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8 — “Certain Information Concerning the Company” in this Offer to Purchase.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008, the Company has never paid a dividend and does not intend to pay dividends for the foreseeable future. Pursuant to the Merger Agreement, the Company has agreed not to declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock other than distributions paid by wholly owned subsidiaries of the Company to the Company or one of its subsidiaries.

7.	Effect of Offer on Listing, Market for Shares and SEC Registration.

The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than Purchaser. If the Merger is consummated, stockholders not tendering their Shares in the Offer will receive cash in an amount equal to the Offer Price without interest and less any required withholding taxes. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. Purchaser has an obligation to complete the Merger as soon as possible, but in any event no later than two business days after such time as the conditions to the Merger set forth in the Merger Agreement are satisfied or waived.

Purchaser intends to cause and will cause the Shares to cease to be listed on the NASDAQ as soon after the completion of the Offer as the requirements for such cessation are met.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and ten percent stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act; and the Shares would no longer be eligible for reporting on a national securities exchange, such as the NASDAQ. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 of the Exchange Act with respect to “going-private” transactions would no longer be applicable to the Company. Furthermore, if such registration were terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Purchaser intends to and will cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.	Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although neither Ixia nor Purchaser has any knowledge that any information included in the periodic reports, proxy statements and other information filed by the Company with the SEC is inaccurate, incomplete or untrue, such reports, statements and information were prepared by the Company, and neither Ixia nor Purchaser was involved in the preparation of such reports, statements and information.

General.  The Company is a Nevada corporation with its principal executive offices located at 160 South Whisman Road, Mountain View, California 94041. The telephone number of its principal executive offices is (650) 960-1025. The Company designs, develops, manufactures, markets and supports advanced software-based test systems for the global telecommunications industry. Its DCT2000® and MGTS® products are digital communications test systems designed to enable equipment manufacturers and network operators to deliver complex digital telecommunications equipment and services more quickly and cost-effectively, while helping to ensure interoperability and reliability. The Company’s software and hardware assist customers in the design, integration, installation and acceptance testing of a broad range of digital telecommunications equipment and services by performing a variety of test functions, including design and feature verification, conformance testing, interoperability testing, load and stress testing and monitoring and analysis. The Company markets its products through its direct sales force with offices in the United States, Canada, the United Kingdom, Germany, France, Finland, Sweden, Japan, China and India. In other markets, the Company uses distributors and sales agents.

Available Information.  The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such materials also may be obtained upon payment of the SEC’s customary charges, at 100 F Street, N.E., Washington, D.C. 20549-0213, and

information that the Company has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

9.	Certain Information Concerning Ixia and Purchaser.

Ixia is a California corporation incorporated in 1997. Its principal executive offices are located at 26601 West Agoura Road, Calabasas, California 91302. The telephone number of its principal executive offices is (818) 871-1800. Ixia provides test systems for Internet Protocol (IP) based infrastructure and services. Ixia’s hardware and software allow its customers to test and measure the performance, functionality, service quality and conformance of IP equipment and networks, and the applications that run over them. Its solutions generate, capture, characterize and analyze high volumes of realistic network and application traffic, identifying problems, assessing performance, ensuring functionality and interoperability, and verifying conformance to industry specifications. Ixia offers hardware platforms with interchangeable media interfaces, utilizing a common set of applications and Application Programming Interfaces (APIs) that allow its customers to create integrated, easy-to-use automated test environments. The networks that Ixia’s systems analyze primarily include Ethernet networks operating at speeds of up to ten gigabits per second that carry data traffic over optical fiber or electrical cable. Ixia also offers applications that test and verify traditional Time-Division Multiplexing (TDM) voice-based networks and voice over IP technology, devices and systems. These applications also assess interoperability, assist in troubleshooting, allow service optimization and perform call traffic monitoring of video telephony. Customers also use Ixia’s suite of software applications to test and verify web, Internet, security and business applications.

Purchaser is a Nevada corporation incorporated on May 11, 2009, with its principal executive offices located at 26601 West Agoura Road, Calabasas, California 91302. The telephone number of its principal executive offices is (818) 871-1800. To date, Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a wholly owned subsidiary of Ixia.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Ixia and Purchaser and certain other information are set forth on Annex A hereto. None of Ixia and Purchaser and, to the knowledge of Ixia and Purchaser, after reasonable inquiry, none of the persons listed in Annex A has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Annex A: (i) none of Ixia and Purchaser and, to the knowledge of Ixia and Purchaser, the persons listed in Annex A hereto or any associate or majority owned subsidiary of Ixia, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Ixia and Purchaser and, to the knowledge of Ixia and Purchaser, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Ixia and Purchaser and, to the knowledge of Ixia and Purchaser, the persons listed in Annex A to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Ixia and Purchaser, Ixia’s subsidiaries or, to knowledge of Ixia and Purchaser, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Ixia, Purchaser, Ixia’s subsidiaries or, to Ixia’s and Purchaser’s knowledge, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Pursuant to Rule 14d-3 under the Exchange Act, Ixia and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Ixia is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC are available for inspection at the Public Reference Room at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies of such materials may be obtained upon payment of the SEC’s customary charges, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213 and information that Purchaser has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

10.	Source and Amount of Funds.

Ixia will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. Purchaser estimates that the total amount of funds necessary to purchase the entire equity interest in the Company pursuant to the Offer and the Merger will be approximately $105.5 million, which will be used to pay stockholders of the Company and holders of the Company’s options to purchase Shares. In addition, Purchaser and Ixia will pay other customary fees and expenses in connection with the Offer and the Merger. Ixia expects to fund all these payments from cash (or cash equivalents) on hand. The Offer is not conditioned upon any financing arrangements.

11.	Background of the Offer; Past Contacts or Negotiations with the Company.

Ixia’s strategic plan has been to be a leader in converged IP testing. Ixia’s management regularly evaluates potential acquisition candidates that will further that strategic goal. In 2005, a representative of Thomas Weisel Partners LLC (“TWP”), Ixia’s financial advisor, introduced Errol Ginsberg, then President and Chief Executive Officer of Ixia, and Dr. Richard A. Karp, the Chairman of the Board of Directors and the Chief Executive Officer of the Company, to explore the possibility of a strategic business combination. Mr. Ginsberg and Dr. Karp maintained a relationship off and on for the next several years and periodically discussed the possibility of a transaction, but nothing materialized. In September 2007, Atul Bhatnagar joined Ixia as President and Chief Operating Officer. In March 2008, Mr. Bhatnagar was named President and Chief Executive Officer and Mr. Ginsberg continued as Ixia’s Chairman of the Board and Chief Innovation Officer. In late 2007 and early 2008, Ixia’s management team conducted a review of several potential acquisition candidates that could strengthen Ixia’s position in the wireless test equipment business. At the request of Mr. Ginsberg and Mr. Bhatnagar, TWP conducted a review of the Company in February 2008 and presented its findings to Ixia’s management. Ixia had also conducted its own internal review of the Company and decided to explore the possibility of a business combination transaction with the Company. At a meeting of Ixia’s Board held on February 27, 2008, Ixia’s Board and management further discussed the potential for a business combination transaction with the Company.

In early March 2008, Messrs. Ginsberg and Bhatnagar met with Dr. Karp at the Company’s offices to discuss each other’s businesses and trends in the communications test industry. At the meeting, both parties decided that it made sense to explore the possibility of a business combination transaction.

Effective as of March 20, 2008, Ixia and the Company entered into a non-disclosure agreement pursuant to which the Company began providing to Ixia limited non-public information on a confidential basis so that Ixia could evaluate a potential business combination transaction with the Company.

In April and May 2008, Ixia’s management worked with representatives of TWP to continue evaluating potential acquisition opportunities, including the Company.

On May 28 and 29, 2008, at a meeting of the Board of Directors of Ixia, Ixia’s Board and management further discussed the potential opportunity to pursue a business combination transaction with the Company. In June 2008, Dr. Karp met with Messrs. Bhatnagar and Ginsberg and discussed potential strategic opportunities. Starting on June 10, 2008, the Company provided certain non-public information to representatives of TWP, and on June 16, 2008, representatives of the Company reviewed that information with representatives of Ixia’s management and TWP.

On June 27, 2008, at a meeting of the Board of Directors of Ixia, Ixia’s Board and management further reviewed and discussed the strategic value to Ixia of entering the wireless test equipment business through an acquisition of the Company. At the meeting, representatives of TWP presented an updated overview of the Company and an acquisition strategy, including a preliminary valuation, to Ixia’s Board of Directors. The Board of Directors of Ixia authorized Ixia’s management and TWP to submit a non-binding offer to acquire the Company.

On July 17, 2008, Ixia made a written non-binding proposal to the Company to acquire all of the outstanding Shares for $9.75 per Share in cash, which reflected an aggregate equity purchase price of approximately $126 million (based on then publicly available information as to outstanding Shares and the Company’s outstanding equity awards). The proposal was subject to a number of contingencies, including the satisfactory completion of Ixia’s due diligence review and negotiation of a mutually satisfactory definitive merger agreement, and also contained a request for a 45-day exclusive due diligence and negotiation period.

On or about July 24, 2008, the Company informed Ixia that the Board of Directors of the Company needed to further consider Ixia’s July 17th proposal.

Effective as of July 30, 2008, the Company formally engaged J.P. Morgan Securities Inc. (“J.P. Morgan”) as its exclusive financial advisor. Commencing around the same time, at the direction of the Company, J.P. Morgan contacted representatives of TWP to facilitate the due diligence review by Ixia of certain non-public information concerning the Company.

On August 15, 2008, representatives of the Company discussed certain non-public information provided by the Company with representatives of Ixia. On August 17, 2008, Ixia made a revised written non-binding proposal to the Company indicating a price of $10.00 per Share in cash, which reflected an aggregate equity purchase price of approximately $120 million (based on an updated calculation as to outstanding Shares and the Company’s outstanding equity awards). The proposal was subject to a number of contingencies, including the satisfactory completion of Ixia’s detailed due diligence review and negotiation of a mutually satisfactory definitive merger agreement, and also contained a request for a 45 day exclusive due diligence and negotiation period.

On August 20, 2008, representatives of J.P. Morgan and Dr. Karp communicated to representatives of TWP and to Mr. Bhatnagar that the Company would be willing to submit to a more detailed due diligence review on a non-exclusive basis with the express understanding that the price range for the transaction would be between $10.25 and $10.75 per Share, subject to mutual agreement.

On August 21, 2008, at a meeting of the Board of Directors of Ixia, Ixia’s Board and management further reviewed matters relating to Ixia’s consideration of a potential business combination transaction with the Company, including the strategic value to Ixia of such a transaction and the status of discussions between Ixia and the Company.

Ixia thereafter responded to the August 20th communications from J.P. Morgan and Dr. Karp with a revised written non-binding proposal on August 22, 2008, indicating a price range of $10.25 to $10.75 per Share pending the satisfactory completion of due diligence. Over the course of the next two months, Ixia conducted its detailed due diligence review of the Company, which included in-person sessions with key members of the Company’s management team, on-site visits and a review of financial, accounting, tax and legal matters. In consideration of the extensive due diligence that Ixia desired to conduct, the Company entered into an addendum to the non-disclosure agreement with Ixia effective as of September 11, 2008, which was further supplemented effective as of October 8, 2008.

In late August 2008, the Company opened an electronic due diligence data room for Ixia and its representatives.

On September 19, 2008, representatives of Bryan Cave LLP (“Bryan Cave”), Ixia’s outside legal counsel, after consultation with senior management of Ixia with respect to material terms, produced an initial draft of a merger agreement. A week later, on September 26, 2008, representatives of Wilson Sonsini Goodrich & Rosati P.C. (“WSGR”), outside legal counsel to the Company, Bryan Cave and Ixia participated on a conference call to begin negotiating the terms of the merger agreement, during which a number of issues were resolved to the parties’ mutual satisfaction. Later that day, representatives of Bryan Cave provided an initial draft of a support agreement that Ixia expected Dr. Karp and Nancy H. Karp, a member of the Board, who at that time and together with Dr. Karp, beneficially owned (according to the Company) approximately 35% of the outstanding Shares, to enter into simultaneously with the execution of the merger agreement. Over the next several weeks, representatives of WSGR and Bryan Cave exchanged and discussed multiple drafts of the merger agreement as the parties continued to negotiate the terms of the merger agreement. The negotiations included in-person meetings on October 7 and 8, 2008 at WSGR’s offices at which representatives of the Company, Ixia and their respective financial advisors and outside legal counsel were present.

Effective as of September 24, 2008, Ixia formally engaged TWP as its exclusive financial advisor in connection with its consideration of the potential acquisition of the Company.

From August 22, 2008 (the date of Ixia’s proposal of $10.25 to $10.75 per Share) to October 20, 2008, the Company’s stock price declined approximately 52% from $7.45 per Share to $3.50 per Share. During the same period, the stock markets also experienced a severe downturn, with the NASDAQ composite index declining approximately 25%.

On October 20, 2008, at a meeting of the Board of Directors of Ixia, Mr. Bhatnagar and representatives of TWP reported on, and Ixia’s Board and management discussed and reviewed, the status of Ixia’s discussions with the Company and related matters. At the meeting, Ixia’s Board authorized Ixia’s management to continue discussions with the Company regarding a potential business combination transaction and authorized Messrs. Ginsberg and Bhatnagar to discuss with the Company a non-binding per Share purchase price not to exceed $8.25 per Share.

On October 21, 2008, Ixia made a further revised written non-binding proposal to the Company indicating a price of $8.25 per Share, which reflected an aggregate equity purchase price of approximately $98 million (based on the most recent number of outstanding Shares and the Company’s outstanding equity awards). The proposal was subject to a number of contingencies, including the satisfactory completion of confirmatory due diligence and execution of employment agreements with key executive officers of the Company. In a phone conversation, Mr. Bhatnagar explained to Dr. Karp that there were several reasons for the $2.00 to $2.50 reduction from the previously proposed price range, including the current market valuation of the Company and Ixia’s belief that the economic downturn would likely negatively impact the Company’s prospects.

On October 23, 2008, Dr. Karp informed Mr. Bhatnagar that the Board of Directors of the Company had unanimously rejected Ixia’s most recent proposal. All further discussions regarding a potential business combination transaction ceased until February 2009.

In late January 2009, Dr. Karp and representatives of J.P. Morgan contacted Ixia and TWP to explore the possibility of re-engaging in discussions of a potential business combination transaction. In early February 2009, the Company sent updated due diligence information to Ixia based on the Company’s operating results for its fiscal quarter ended December 31, 2008 in order to determine if Ixia was interested in pursuing a potential business combination transaction. In the following weeks, representatives of J.P. Morgan again contacted representatives of TWP on several occasions to explore the possibility of renewed discussions regarding a potential business combination transaction between Ixia and the Company.

Following a phone conversation between representatives of J.P. Morgan and TWP, Dr. Karp and Mr. Bhatnagar arranged a meeting which occurred on March 3, 2009, at which Mr. Bhatnagar expressed Ixia’s renewed interest in a potential business combination transaction with the Company. On March 5, 2009, Ixia submitted a request for additional non-public information. This request was satisfied via conference calls and the re-opening of the electronic data room for representatives of Ixia.

On March 23, 2009, Mr. Bhatnagar and a representative of TWP visited Dr. Karp at the Company’s offices. At Dr. Karp’s request, a representative from J.P. Morgan joined the meeting, during which Ixia delivered a written non-binding proposal to acquire all outstanding Shares for $8.50 per Share in cash. The proposal was subject to a number of contingencies, including the satisfactory completion of Ixia’s confirmatory due diligence review and execution of mutually satisfactory transaction agreements, and also contained a request for a 30 day exclusive due diligence and negotiation period. Also on that day, representatives of Bryan Cave sent a revised draft of the merger agreement to representatives of WSGR.

Effective as of March 25, 2009, Ixia entered into a new mutual non-disclosure agreement with the Company, substantially on the same terms as the prior agreement with the exception of resetting the time periods contained in the prior agreement.

On March 26, 2009, Ixia was informed that Dr. Karp was preparing to leave for an international business trip, that he had notified the Board of Ixia’s March 23rd proposal, and that the Company was compiling materials that could assist Ixia in its additional due diligence investigations should both parties determine such further diligence to be appropriate.

On April 7, 2009, representatives of J.P. Morgan informed representatives of TWP that the Board had reviewed and discussed Ixia’s March 23rd proposal, and while the price per Share reflected in such proposal was insufficient, the Board would like Ixia to complete its due diligence review and negotiate transaction agreements prior to finalizing an appropriate valuation level. To this end, representatives of WSGR sent a revised draft of the merger agreement to representatives of Ixia and Bryan Cave.

On April 8, 2009, certain of Ixia’s senior management met with representatives of TWP and, after discussing the proposed approach of the Board of Directors of the Company, determined it was not acceptable. Representatives of TWP then informed representatives of J.P. Morgan that the approach conveyed by J.P. Morgan was not acceptable to Ixia and that Ixia needed to understand the perspective of the Board of Directors of the Company on appropriate valuation prior to proceeding further with the due diligence review and negotiation of transaction agreements.

On April 13, 2009, representatives of J.P. Morgan contacted representatives of TWP to inform them that the Board of Directors of the Company believed a price of at least $9.25 per Share was more appropriate than Ixia’s proposal of $8.50 per Share, that exclusivity could not be provided, and that the Company was anticipating that the process of reviewing its strategic alternatives would be completed within approximately two weeks.

On April 20, 2009, Ixia delivered a revised written non-binding proposal to acquire all outstanding Shares for $9.00 per Share in cash. The proposal was subject to a number of contingencies, including the satisfactory completion of Ixia’s confirmatory due diligence review and execution of mutually satisfactory transaction agreements, and also contained a request for a 30-day exclusive due diligence and negotiation period.

On April 23, 2009, Ixia received a letter from J.P. Morgan requesting that Ixia submit a final bid for the Company (the “Final Bid”) on May 6, 2009. As part of the Final Bid, Ixia was requested to, among other things, acknowledge that all due diligence matters had been resolved to its satisfaction, acknowledge that the offer was binding and required no further approvals, and submit on May 4, 2009 a set of transaction agreements that it would be willing to enter into in order to assist the Company prepare for its review of Ixia’s Final Bid in an expeditious manner.

Between April 23 and May 5, 2009, Ixia engaged in substantive discussions with representatives of the Company and its outside legal counsel and financial advisor on matters relating to its Final Bid, including in-person and conference call sessions regarding due diligence matters and transaction agreements.

On May 3, 2009, Mr. Bhatnagar delivered proposed employment term sheets to certain executive officers of the Company, including Dr. Karp. Ixia and Dr. Karp negotiated and entered into an employment agreement at the time the merger agreement was executed.

On May 4, 2009, Ixia submitted a final draft of the merger agreement in accordance with the Final Bid instructions.

On May 5, 2009, a revised draft of a support agreement for Dr. Karp and Mrs. Karp was provided to representatives of Bryan Cave.

On May 6, 2009, Ixia held a meeting of its Board of Directors, with representatives of Bryan Cave and TWP participating, to provide an update on due diligence findings and to finalize a bidding strategy. At the meeting held on May 6th, Ixia’s Board authorized the submission of a Final Bid of $9.00 per Share in cash.

On May 6, 2009 and after approval on that date by Ixia’s Board of Directors, Ixia submitted its Final Bid, with a price of $9.00 per Share in cash, subject to the satisfactory completion of a short list of discrete due diligence items. Ixia’s Final Bid contemplated announcing the transaction before the stock markets opened on May 11, 2009. Ixia’s

Final Bid also indicated that it had been approved by Ixia’s Board of Directors. Prior to submission of Ixia’s Final Bid, Mr. Bhatnagar contacted Dr. Karp and informed him that the price offered was Ixia’s best and final offer and Ixia was not prepared to increase the offered price beyond its $9.00 per Share offer on April 20, 2009.

On May 7, 2009, Dr. Karp contacted Mr. Bhatnagar and conveyed to him that, if Ixia would raise its bid to $9.25 per Share, the Company would be willing to enter into a business combination transaction with Ixia. Mr. Bhatnagar informed Dr. Karp that he would need to discuss this request with members of Ixia’s Board of Directors but that he was prepared to support a price of $9.25 per Share and that he would schedule a meeting of Ixia’s Board of Directors for May 8, 2009.

On May 8, 2009, at a meeting of the Board of Directors of Ixia, the Board authorized an increase in Ixia’s Final Bid to $9.25 per Share in cash, subject to a limited number of due diligence contingencies and execution of mutually satisfactory transaction agreements. Mr. Bhatnagar thereafter contacted Dr. Karp to communicate that Ixia was prepared to formally increase its Final Bid to $9.25 per Share. Mr. Bhatnagar also informed Dr. Karp that Ixia required additional time to complete its due diligence, finalize the definitive transaction agreements and prepare for public announcement of the transaction. Mr. Bhatnagar proposed a revised announcement date of May 12, 2009 prior to the opening of stock markets, and requested that the Company enter into an exclusive due diligence and negotiation arrangement until that time. Dr. Karp and representatives of J.P. Morgan communicated to Mr. Bhatnagar and representatives of TWP, respectively, that the Board had determined to pursue a transaction with Ixia on the basis of an announcement date of May 11, 2009 prior to the opening of the stock markets, and requested that Ixia reconsider the proposed change of the announcement date. Mr. Bhatnagar communicated that Ixia was unable to move its target announcement date earlier than 5:00 pm Eastern Time on May 11, 2009. Dr. Karp indicated that he would need to discuss this timing with the Board of Directors of the Company. Mr. Bhatnagar also sent a revised proposal letter to Dr. Karp outlining terms consistent with the verbal discussion, which also contained a request for an exclusive due diligence and negotiation period until 5:00 p.m., Eastern Time, on May 11, 2009.

On May 8, 2009, Ixia and its outside legal counsel and other advisors continued their due diligence review with the cooperation of the Company and its outside legal counsel and other advisors. From May 8 through May 10, 2009, the parties and their respective outside legal counsel continued to negotiate the final remaining terms of the definitive transaction agreements, while Ixia completed its due diligence and removed the contingencies associated with its Final Bid (as modified). Later in the day on May 10, 2009, after Ixia notified the Company that it had completed its due diligence contingencies and resolved the remaining material issues in the definitive transaction agreements, Ixia and the Company executed an exclusivity agreement that provided for an expiration time of 2:00 p.m., Pacific Time, on May 11, 2009.

On May 11, 2009, Ixia’s Board of Directors held a telephonic special meeting to consider and discuss the proposed terms of the transaction with the Company. Each of the directors of Ixia was in attendance at the meeting. Ixia’s financial and outside legal advisors attended the meeting to discuss the proposed transaction. In particular, at the meeting, representatives of Ixia and Bryan Cave discussed legal due diligence findings and the terms of the Merger Agreement, the Support Agreement and the transactions contemplated thereby. In addition, Ixia’s management made various presentations to Ixia’s Board of Directors regarding the proposed transaction and due diligence findings and discussed the potential benefits and risks of the proposed transaction to Ixia and its shareholders. After a full discussion of the transaction, the Board of Directors of Ixia unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and authorized Ixia’s management to execute the Merger Agreement. Purchaser’s Board of Directors also approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. After the meeting, Ixia’s management informed the Company that Ixia’s and Purchaser’s respective Boards of Directors had approved the transaction.

Also on May 11, 2009, Dr. Karp telephoned Mr. Bhatnagar to inform him that the Board of Directors of the Company had unanimously approved the transaction with Ixia. Later that day, the Merger Agreement was executed by officers of Ixia and the Company, and Ixia and the Company issued press releases announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Ixia.

On May 26, 2009, Purchaser commenced the Offer.

The Company’s Schedule 14D-9, which will be filed by the Company with the SEC and mailed to the Company’s stockholders with this Offer to Purchase, includes additional information on the background, negotiations and other activities related to potential business combination transactions involving the Company and parties other than Ixia. See the section titled ‘—Background and Reasons for the Board’s Recommendation” in Item 4 of the Schedule 14D-9.

12.	Purpose of the Offer; The Merger; Plans for the Company.

Purpose.  The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Purchaser to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Purchaser and Ixia intend to consummate the Merger as promptly as practicable. Holders of Shares who sell their Shares in the Offer will cease to have any equity interest in the Company and to participate in any future growth in the Company. If the Merger is completed, the holders of Shares immediately prior to the Merger (other than Purchaser) will no longer have an equity interest in the Company and instead will have only the right to receive the cash consideration according to the Merger Agreement. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Ixia. The Offer is being made pursuant to the Merger Agreement.

Approval.  Under the Nevada Revised Statutes (the “NRS”), the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. At a meeting held on May 11, 2009, the Board of Directors of the Company unanimously approved, adopted and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, unless the Merger is consummated pursuant to the short-form merger provisions under the NRS described below, the only remaining required corporate action of the Company is the approval of the Merger Agreement by the affirmative vote of the holders of at least a majority of the Shares. If the Minimum Condition is satisfied, Purchaser will take all necessary and appropriate action to cause a short-form merger under the NRS as described below, assuming Purchaser then owns at least 90% of the outstanding Shares. Such action may include Purchaser’s exercising the Top-Up Option, which is discussed below.

Board Representation.  See Section 13 — “The Transaction Documents” in this Offer to Purchase. Ixia intends to exercise its rights under the Merger Agreement to obtain pro rata representation on the Board of Directors of the Company following consummation of the Offer. It is currently anticipated that Ixia will choose its designees to the Company’s Board of Directors from among the following: Atul Bhatnagar, Errol Ginsberg, Thomas B. Miller and Ronald W. Buckly. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Short-Form Merger.  Under the NRS, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to approve the Merger without a vote of the Company’s stockholders. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the outstanding Shares, Purchaser and Ixia anticipate that they will effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the NRS. In such event, Ixia and Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after acquisition of at least 90% of the Shares, without a meeting of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer, the exercise of the Top-Up Option or otherwise and a vote of the Company’s stockholders is required under the NRS, a significantly longer period of time would be required to effect the Merger.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company.  Purchaser and Ixia have commenced an integration review and planning process in order to consider the manner and timing of the integration of the business and operations of Ixia and the Company following the completion of the Merger. The integration planning process will include a review of the Company, including, without limitation, its business, operations, properties, assets, products, management, capitalization, personnel, systems and related matters with a view to maximizing the Company’s potential in conjunction with Ixia’s operations. This integration planning process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger. Possible changes could include changes in the Company’s capitalization, board of directors and/or management.

Extraordinary Corporate Transactions.  Except as described in this Offer to Purchase, Ixia and Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the board of directors or management of the Company, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

13.	The Transaction Documents.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO that Ixia and Purchaser have filed with the SEC. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 9 — “Certain Information Concerning Ixia and Purchaser.”

The Offer.  The Merger Agreement provides for the making of the Offer by Purchaser as promptly as practicable, but in no event later than ten business days after the date of the Merger Agreement. See Section 1 — “Terms of the Offer.” The Merger Agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions set forth in Section 15— “Conditions to Purchaser’s Obligations,” to accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that each stockholder of the Company who tenders Shares in the Offer will receive the Offer Price for each Share tendered without interest and less any required withholding taxes.

Purchaser has also agreed that, without the prior written consent of the Company, it will not:

•	waive the Minimum Condition;

•	make any change in the form of consideration;

•	decrease the Offer Price;

•	decrease the number of Shares sought in the Offer;

•	impose any conditions to the Offer other than those set forth in the Merger Agreement or modify any of such conditions (See Section 15 — “Conditions to Purchaser’s Obligations”); or

•	amend any other term of the Offer in any manner adverse to the holders of Shares in the reasonable judgment of the Company.

Extensions of the Offer.  Purchaser shall extend the Offer as follows:

•	if any of the conditions to the Offer are not satisfied or waived on any scheduled Expiration Date, for one or more periods (each in the reasonable judgment of Purchaser for the minimum period of time reasonably expected by Purchaser to be required to satisfy such conditions but in any event not in excess of 20 business days each) until such conditions are satisfied or waived, provided that Purchaser is not required to extend the Offer beyond the termination of the Merger Agreement; and

•	for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or any period required by law.

In the event that Purchaser is not required to extend the Offer and not otherwise prohibited from extending the Offer pursuant to the terms of the Merger Agreement, Ixia may, in its discretion, cause Purchaser to extend the Offer at any scheduled Expiration Date.

Notwithstanding the foregoing, Purchaser’s ability and obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms.

During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the Expiration Date. See Section 4 — “Withdrawal Rights” in this Offer to Purchase.

Subsequent Offering Period.  Following completion of the Offer, if Purchaser has not acquired a number of Shares equal to one Share more than the number of Shares entitled to cast 90% of all the votes entitled to be cast by each group or class of shares entitled to vote as a group or class on the Merger Agreement, Purchaser may, in its sole discretion, provide for a subsequent offering period within the meaning of Rule 14d-11 under the Exchange Act of not less than three nor more than ten business days immediately following the Expiration Date. A subsequent offering period is an additional period of time to solicit more Shares that begins after Purchaser has accepted all Shares already tendered. During the subsequent offering period, if any, stockholders may tender (but not withdraw) their Shares and receive the Offer Price.

Recommendation of the Company’s Board of Directors.  At a meeting held on May 11, 2009, the Company’s Board of Directors: (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) unanimously resolved to recommend acceptance of the Offer and, if required by applicable law, approval of the Merger Agreement and the Merger by the Company’s stockholders. In addition, the Company’s Board of Directors unanimously took all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination,” or similar statute or regulation promulgated by a governmental authority.

Top-Up Option.  As part of the Merger Agreement, subject to the satisfaction of the condition that Ixia and Purchaser collectively own at least 70% of the Shares outstanding on a fully diluted basis, (calculated excluding any options to purchase Shares that are not exercisable or have an exercise price greater than the Offer Price), the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company up to a number of authorized and unissued Shares from the Company at a per Share purchase price equal to the Offer Price that, when added to the number of Shares beneficially owned by Purchaser and Ixia at the time of exercise of the Top-Up Option, results in Purchaser’s and Ixia’s owning one more Share than the number of Shares entitled to cast 90% of all the votes entitled by each group or class of Shares entitled to vote as a group or class on the Merger after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully diluted basis or, as may be elected by Ixia, on a primary basis at the Effective Time.

The Top-Up Option may be exercised by Purchaser, in whole but not in part, only once, at any time following the Acceptance Time (as defined below). The Top-Up Option will not be exercisable to the extent (i) the number of Shares issuable would exceed the number of authorized but unissued Shares or (ii) any provision of applicable law or judgment, order or decree shall prohibit such exercise. If the Top-Up Option is exercised by Purchaser (resulting in Purchaser’s and/or Ixia’s owning 90% or more of the outstanding Shares), Purchaser will then be able to effect, subject to the terms and conditions of the Merger Agreement, a short-form merger under the NRS.

Board of Directors.  Effective upon the payment for Shares accepted in the Offer and any subsequent offering period (the “Acceptance Time”), Ixia will, subject to compliance with Section 14(f) of the Exchange Act and

Rule 14f-1 of the Exchange Act, be entitled to designate the number of directors, rounded up to the next whole number, to the Company’s Board of Directors that equals the product of (i) the total number of directors on the Board of Directors of the Company (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Ixia and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company is required under the Merger Agreement to cause Ixia’s designees to be elected or appointed to the Board of Directors of the Company, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. The Company will also cause individuals designated by Ixia to constitute the number of members, rounded up to the next whole number, on each committee of the Board of Directors of the Company and, as requested by Ixia, the board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company.

Without limiting the foregoing, the Merger Agreement further provides that prior to the Merger, the Company will use its commercially reasonable efforts to cause the Board of Directors of the Company to always have at least two directors who are directors as of the date of the Merger Agreement, who are not employed by the Company and who are not affiliates or employees of Ixia or any of its subsidiaries, and who are independent directors for purposes of the continued listing requirements of the NASDAQ (the “Continuing Directors”). If the number of Continuing Directors shall be reduced below two for any reason whatsoever, the remaining Continuing Director shall be entitled to designate any other person(s) who shall not be an affiliate or employee of Ixia or any of its subsidiaries to fill such vacancies and such person(s) shall be deemed to be a Continuing Director(s) for purposes of the Merger Agreement; provided, that the remaining Continuing Director shall fill such vacancies as soon as practicable, but in any event within ten business days, and further provided that if no such Continuing Director is appointed in such time period, Ixia shall designate such Continuing Director(s), provided further that if no Continuing Director then remains, the other directors shall designate two persons who shall not be affiliates, consultants, representatives or employees of Ixia or any of its subsidiaries to fill such vacancies and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement. From the Acceptance Time until the Merger, the approval of a majority of the Continuing Directors will be required to authorize (a) any amendment or termination of the Merger Agreement by the Company, (b) any amendment of the Merger Agreement requiring action by the Board of Directors of the Company, (c) any extension of time for performance of any of the obligations or actions by Ixia or Purchaser, (d) any exercise, enforcement or waiver of compliance with any agreement or condition contained in the Merger Agreement for the benefit of the Company and (e) any amendment of the articles of incorporation or bylaws of the Company that would adversely affect the holders of Shares.

Following the Acceptance Time, Ixia may cause its designees to withdraw or modify any Adverse Recommendation Change (as defined below) that may have been made prior to such time without the approval of the majority of the Continuing Directors.

The Merger.  The Merger Agreement provides that, at the Effective Time (as defined below) Purchaser will be merged with and into the Company. Following the Merger, the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”).

In the Merger, each issued and outstanding Share (other than Shares held by the Company or any of its subsidiaries or owned by Ixia or any of its subsidiaries, which will automatically be cancelled) will automatically be cancelled and will be converted into and become a right to receive the Offer Price without interest and less any required withholding taxes. The Merger Agreement further provides that the closing of the Merger (the “Closing”) will take place as soon as possible, but in any event no later than the second business day, after satisfaction or waiver of the conditions under the Merger Agreement or such later date as may be determined by Ixia and the Company. At the Closing, Purchaser and the Company will file articles of merger with the Secretary of State of the State of Nevada and will make all other filings or recordings required under the NRS in connection with the Merger. The Merger will become effective at such time as the articles of merger are duly filed (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Short-Form Merger.  If at any time after the purchase of Shares pursuant to the Offer, including after a subsequent offering period, if one is provided, the Shares beneficially owned by Ixia or Purchaser, together with any Shares beneficially owned by Ixia’s other affiliates, collectively represent at least 90% of the outstanding Shares,

Ixia will take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with the NRS.

Stock Options.  Prior to the Effective Time, each holder of stock options to purchase Shares will become fully vested in and have the right to exercise all outstanding options. Ixia will not assume any stock options to purchase Shares under any employee stock option or compensation plan or arrangement of the Company. The Merger Agreement provides that prior to the Effective Time, each holder of stock options to purchase Shares will become fully vested in and have the right to exercise all of his or her outstanding options. The Merger Agreement also provides that, at or immediately prior to the Effective Time, each of the then outstanding options to purchase Shares under any employee stock option or compensation plan or arrangement of the Company, whether or not vested or exercisable, will be cancelled, and the Company will pay to each former holder of any such option having an exercise price that is less than the Offer Price, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess of the Offer Price over the applicable exercise price of such option by (ii) the number of Shares of the Company such holder could have purchased (assuming full vesting of all stock options of the Company) had such holder exercised such stock option in full immediately prior to the Effective Time.

Adjustments and Ownership Percentage Calculations.  The Merger Agreement provides that if, during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding Shares shall occur, as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Offer Price, the consideration to be paid as a result of the Merger and any other amounts payable pursuant to the Merger Agreement shall be appropriately adjusted.

Representations and Warranties.  In the Merger Agreement, the Company has made representations and warranties to Ixia and Purchaser, including representations relating to: corporate existence and power; corporate authorization; governmental authorization; non-contravention; capitalization; subsidiaries; SEC filings, internal controls and compliance with the Sarbanes-Oxley Act of 2002; financial statements; the Company’s disclosure documents (including information to be included in the Schedule 14D-9, the proxy or information statement (if required) and other documents to be filed by the Company in connection with the transactions contemplated by the Merger Agreement); the absence of certain changes to the Company’s business; the absence of undisclosed material liabilities; litigation; compliance with applicable laws; material contracts; taxes; employee benefit plans and employment arrangements; intellectual property; information technology; properties; assets; environmental matters; antitakeover statutes; foreign operations and export control; the opinion of the Company’s financial advisor; and finders’ fees. Ixia has made representations and warranties to the Company with respect to, among other matters: Ixia’s corporate existence and power; corporate authorization; governmental authorization; non-contravention; Ixia’s disclosure documents (including information to be included in the Offer documents and other documents to be filed in connection with the transactions contemplated by the Merger Agreement); finders’ fees; financing of the transactions contemplated by the Merger Agreement; and litigation. The representations and warranties are subject to limitations and qualifications agreed upon by the contracting parties.

The representations and warranties will not survive the Effective Time or, except as otherwise provided under “Termination” below, the termination of the Merger Agreement.

Operating Covenants of the Company.  Pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Acceptance Time or the termination of the Merger Agreement, the Company will, and will cause each of its subsidiaries to, conduct their respective businesses in the ordinary course consistent with past practice and in compliance with all material applicable laws and all material governmental authorizations, and use its commercially reasonable efforts to preserve intact its business organizations, maintain in effect all of its permits, keep available the services of its directors, officers, and employees and maintain satisfactory relationships with its customers, lenders, suppliers and others having significant business relationships with it. The Merger Agreement also contains specific restrictive covenants as to certain activities of the Company prior to the earlier of the Acceptance Time and the termination of the Merger Agreement that are not permitted without the prior written consent of Ixia (which consent shall not be unreasonably withheld, conditioned or delayed), which restrictive covenants provide that, subject to certain exceptions, including as contemplated or permitted by the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, among other things:

•	amend its articles of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise);

•	split, combine or reclassify any shares of its capital stock; declare, set aside or pay any dividend or other distribution in respect of its capital stock or other securities; redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, cancel or otherwise acquire any securities of the Company or securities of any subsidiary of the Company; issue, deliver or sell, or authorize the issuance, delivery or sale of, any security of the Company or any securities of a subsidiary of the Company (other than pursuant to the exercise of stock options); or amend any term of any security of the Company or any securities of a subsidiary of the Company (whether by merger, consolidation or otherwise);

•	incur any capital expenditures or research and development expenditures or any obligations or liabilities in respect thereof, except those contemplated to be incurred for the Company’s 2009 third fiscal quarter ended June 30, 2009, which shall not exceed $3,625,000 in the aggregate, and the Company’s 2009 fourth fiscal quarter ended September 30, 2009, which shall not exceed $3,375,000 in the aggregate;

•	acquire (including by merger, consolidation, acquisition of stock or assets or otherwise) any equity interest in any corporation, partnership, other business organization or any division thereof, or any material amount of assets from any other person; merge or consolidate with any other person; or adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	sell, lease, license or otherwise dispose of any material subsidiary or any material amount of assets, securities or property, except pursuant to an existing material contract or with respect to sale or license of the Company’s products, in the ordinary course consistent with past practice;

•	create or incur any lien on any material asset other than certain permitted liens or immaterial liens incurred in the ordinary course of business consistent with past practices;

•	make any loan, advance or investment or capital contribution to any person, other than investments in its wholly owned subsidiary or otherwise made in the ordinary course of business consistent with past practice;

•	create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for except trade payables incurred in the ordinary course of business consistent with past practice;

•	enter into, terminate or amend any material contract or waive any material right of the Company or any of its subsidiaries other than in the ordinary course of business consistent with past practice;

•	terminate, suspend, abrogate, amend or modify in any material respect any material government license approval or other consent (including variances, exceptions and orders) necessary to the operation of the businesses of the Company and its subsidiaries;

•	except as required by applicable law or an existing employee benefit plan, (i) grant or increase any severance or termination pay to any of the Company’s or any of its subsidiaries’ directors, independent contractors, officers or employees, (ii) increase benefits payable under any existing severance or termination pay policies or employment agreements existing as of the date of the Merger Agreement, (iii) other than agreements that are entered into in the ordinary course of business, are terminable at will and can be terminated without liability to the Company, enter into any employment, deferred compensation or other similar agreement with any director, independent contractor, officer or employee of the Company or any of its subsidiaries, (iv) establish, adopt or amend certain employee benefit plans or any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, severance, compensation, stock option, restricted stock or other benefit plan or arrangement covering any of the Company’s or any of its subsidiaries’ directors, independent contractors, officers, or employees, or (v) materially increase the compensation, bonus or other benefits payable to any of the Company’s or any of its subsidiaries’ directors, independent contractors, officers or employees;

•	make any change in any method of financial accounting or accounting principle or practice, except for any changes required by U.S. generally accepted accounting principles or Regulation S-X promulgated under the Exchange Act, as approved by its independent public accountants;

•	settle, or offer or propose to settle, (i) any litigation, investigation, proceeding or other claim involving or against the Company or any of its subsidiaries that is material to the Company and its subsidiaries or involving a payment in excess of $50,000, (ii) any stockholder litigation or dispute against the Company or its officers or directors, or (iii) litigation, proceeding or dispute relating to the transactions contemplated by the Merger Agreement;

•	grant any license with respect to the Company’s intellectual property other than non-exclusive licenses in the ordinary course of business consistent with past practice or take any action or omit to take any action that would reasonably be expected to cause any of the Company’s intellectual property to become invalidated, abandoned or dedicated to the public domain, except as would not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company;

•	pay, discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business consistent with past practice;

•	fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a similar reasonable cost;

•	except as required by applicable law, (i) make or change any material tax election, or take any material position on any material tax return filed on or after the date of the Merger Agreement, (ii) adopt or change any material accounting method that is inconsistent with elections made, positions taken or methods used in preparing or filing similar tax returns in prior periods, (iii) file any material amended tax return or claim for material tax refunds, (iv) enter into any closing agreement related to any material tax or tax asset, (v) surrender any material tax claim, audit or assessment, (vi) surrender any right to claim a material tax refund, offset or other reduction in tax liability, (vii) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, (viii) settle or resolve any material tax controversy, or (ix) take or omit to take any other action, if any such action or omission would have the effect of materially increasing the tax liability or reducing any tax asset of the Company or any of its subsidiaries;

•	enter into any lease or sublease of real property or change, terminate or fail to exercise any right to renew any lease or sublease of real property; or

•	agree, resolve or commit to do any of the foregoing.

The term “Material Adverse Effect” means, when used in connection with an entity, any change, effect, development or event that is or would reasonably be expected to have (i) a material adverse effect on the condition (financial or otherwise), business, assets, operations or results of operations of such entity and its subsidiaries, taken as a whole; provided, however, that no change, effect, development or event resulting from, arising out of, or attributable to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or be taken into account in determining whether a “Material Adverse Effect” has occurred: (a) any changes, effects, developments or events in the economy or the financial, credit or securities markets in general; (b) any changes, effects, developments or events in the industries in which such entity and its subsidiaries operate; (c) any changes, effects, developments or events resulting from the announcement or pendency of the transactions contemplated by the Merger Agreement, the identity of Ixia or the performance or compliance with the terms of the Merger Agreement; (d) any changes, effects, developments or events resulting from the failure of such entity’s to meet internal sales forecasts, sales targets or financial projections or fluctuations in the trading price or volume of such entity common stock (it being understood and agreed that the underlying change, effect, development or event giving rise to or causing such failure or fluctuations may constitute or contribute to a Material Adverse Effect and may be taken into account in making a determination as to whether there has been a Material Adverse Effect); or (e) any changes in applicable law or U.S. generally accepted accounting principles (or any interpretation thereof), unless and to the extent with respect to clauses (a), (b) or (e), such changes, effects, developments or events (x) specifically affect or relate to (or have the effect of specifically affecting or relating to) such entity and its subsidiaries, and (y) are materially and disproportionately adverse to such entity and its subsidiaries than to other companies operating in the industries in which such entity and its subsidiaries operate, or (ii) a material impairment in the ability of such entity to consummate the transactions contemplated by the Merger Agreement.

Stockholder Meeting.  The Merger Agreement provides that the Company will, if the adoption of the Merger Agreement by the Company’s stockholders is required by applicable law in order to consummate the Merger, hold a meeting of its stockholders for the purpose of voting on the approval of the Merger.

No Solicitation.  Pursuant to the Merger Agreement, the Company has agreed that, until the earlier of the Acceptance Time or the termination of the Merger Agreement, it will not and will cause its subsidiaries not to, and will use all commercially reasonable efforts to cause its and their officers, directors, officers, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors or representative not to, directly or indirectly:

•	solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below);

•	enter into, participate in or continue any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, otherwise cooperate in any way with, or assist or facilitate any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or in a manner which would or would reasonably be expected to facilitate the making of an Acquisition Proposal;

•	fail to make, withdraw or modify in a manner adverse to Ixia the recommendation of the Board of Directors of the Company that the Company’s stockholders accept the Offer and, if required by applicable law, approve the Merger Agreement and the Merger (such recommendation, the “Company Board Recommendation”), recommend, adopt or approve or publicly propose to recommend, adopt or approve an Acquisition Proposal (any of the foregoing in this clause an “Adverse Recommendation Change”);

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries; or

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement or other similar instrument relating to an Acquisition Proposal.

In addition, the Merger Agreement requires the Company to, and to cause its subsidiaries to, and to instruct their respective representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal. During the term of the Merger Agreement, the Company will not take any actions to make any applicable takeover statute (including any Nevada state takeover statute) or similar statute inapplicable to any Acquisition Proposal.

Notwithstanding the foregoing, at any time prior to the Acceptance Time, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may: (i) engage in negotiations or discussions with (including, as part thereof, making any counterproposal or counteroffer to) any third party that, subject to the Company’s compliance with the non-solicitation provisions described above, has made after the date of the Merger Agreement a Superior Proposal (as defined below), or an unsolicited bona fide Acquisition Proposal that the Board of Directors of the Company determines in good faith (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) could reasonably be expected to lead to a Superior Proposal; (ii) thereafter furnish to such third party non-public information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement with such third party; provided that all such information (to the extent that such information has not been previously provided or made available to Ixia) is provided or made available to Ixia prior to or substantially concurrently with the time it is provided or made available to such third party; and (iii) make an Adverse Recommendation Change; in each case only if the Board of Directors of the Company determines in good faith by a majority vote, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. The Merger Agreement also provides that nothing therein will prevent the Board of Directors of the Company from complying with Rule 14e-2(a) or Rule 14d-9 under the Exchange Act with regard to an Acquisition Proposal, or disclosing information to the stockholders of the Company to the extent that the Board of Directors of the Company determines in good faith, after considering the advice of outside counsel to the Company, that the failure to disclose such information would be inconsistent with its fiduciary duties under applicable law.

The Board of Directors of the Company will not take any of the actions referred to in the foregoing paragraph unless the Company delivers to Ixia a prior written notice advising Ixia that it intends to take such action, and, after taking such action, the Company will continue to advise Ixia on a current basis of the status and terms of any discussions and negotiations with the third party. In addition, the Company will notify Ixia promptly (but in no event later than 24 hours) after receipt by the Company (or any of its representatives) of any Acquisition Proposal, any inquiry or expression of interest by a third party regarding an Acquisition Proposal or any request for information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that could reasonably be expected to lead to an Acquisition Proposal. The Company will keep Ixia fully informed, on a current basis, of the status and material details of any such Acquisition Proposal, indication or request and will promptly (but in no event later than 24 hours after receipt) provide to Ixia copies of all correspondence and written materials sent or provided to the Company or any of its subsidiaries that describes any terms or conditions of any Acquisition Proposal.

An “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any offer or proposal (other than an offer or proposal by Ixia or Purchaser) relating to (i) any acquisition or purchase, direct or indirect, of 15% or more of any class of equity or voting securities of the Company or 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of equity or voting securities of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

A “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal would result in a transaction (i) that if consummated, is more favorable to the Company’s stockholders from a financial point of view than as provided under the Merger Agreement or, if applicable, any proposal by Ixia to amend the terms of the Merger Agreement taking into account all the terms and conditions of such proposal and the Merger Agreement (including the expected timing and likelihood of consummation, taking into account any governmental and other approval requirements) and (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the person making the proposal, any approval requirements and all other financial (including the financing terms of such proposal), legal and other aspects of such proposal.

Access to Information.  From the date of the Merger Agreement until the Acceptance Time and subject to applicable law, the Company will, and will cause its subsidiaries to, upon reasonable notice and request, (i) give to Ixia and its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the Company’s offices, properties, books and records, (ii) furnish to Ixia, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Ixia in its investigation of the Company and its subsidiaries. Nothing contained in this paragraph will, prior to the Acceptance Time, require the Company to take any action that would, in the good faith judgment of the Company, constitute a waiver of the attorney-client or similar privilege or trade secret protection held by the Company or any of its subsidiaries; provided, however, that the Company will make a good faith effort to accommodate any request from Ixia for access or information pursuant to this paragraph in a manner that does not result in such a waiver.

Stockholder Litigation.  Pursuant to the Merger Agreement, the Company will promptly notify Ixia and give Ixia the opportunity to participate in the defense or settlement of any action brought by any stockholder of the

Company against the Company and/or its directors relating to the transactions contemplated in the Merger Agreement, and no settlement of any such action will be agreed to without Ixia’s prior written consent.

Employment and Employment Benefits.  Pursuant to the Merger Agreement, Ixia will cause to be provided to all employees of the Company or any of its subsidiaries immediately prior to the Effective Time (other than those individuals covered by collective bargaining agreements) who remain employed with the Surviving Corporation or any of Ixia’s subsidiaries (each an “Affected Employee”) employee benefits substantially similar in the aggregate, at Ixia’s election, to (i) the benefits provided to the Affected Employee under the Company’s employee benefit plans immediately prior to the Effective Time or (ii) the benefits provided by Ixia under the plans and programs generally made available from time to time to similarly situated employees of Ixia and its subsidiaries. For purposes of this paragraph, the term “benefits” for the Company’s executive officers shall not include Ixia’s officers’ executive severance plan or executive bonus plans (or any successors thereto).

The Merger Agreement further provides that with respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate, on or after the Effective Time (the “New Company Plans”), Ixia will: (i) treat the Affected Employee’s service and employee benefit plan coverage with the Company as service with Ixia or its subsidiaries for purposes of applying any and all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any health and welfare New Company Plan in which such Affected Employee may be eligible to participate after the Effective Time and (ii) recognize the service of Affected Employees accrued (or otherwise credited by the Company or its subsidiaries) prior to the Effective Time for purposes of determining eligibility to participate and vesting (but not for the purposes of benefit accrual) under any New Company Plan in which such Affected Employees may be eligible to participate after the Effective Time; provided, however, that in no event will any credit be given to the extent it would result in the duplication of benefits for the same period of service.

Indemnification and Insurance.  The Merger Agreement provides that, for six years after the Acceptance Time, Ixia will cause the surviving company of the Merger to indemnify and hold harmless each current and former officer and director of the Company and its subsidiaries (each an “Indemnified Person”) against any costs or expenses (including in certain circumstances, advancing attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, arbitration, proceeding or investigation in respect of or arising out of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time to the fullest extent permitted by the NRS or any other applicable law or provided under the Company’s articles of incorporation and bylaws in effect on the date of the Merger Agreement. The indemnification obligations described in this paragraph are subject to any limitations imposed from time to time under applicable law. Ixia and the Company have agreed to cooperate with the Indemnified Person in the defense of any such action.

The Merger Agreement also provides that, for six years after the Acceptance Time, Ixia will cause the Surviving Corporation of the Merger to provide officers’ and directors’ liability insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person covered as of the date of the Merger Agreement by the Company’s D&O Insurance policies on terms with respect to coverage and amount generally no less favorable than those of such policy in effect on the date of the Merger Agreement (or a six-year prepaid “tail policy” on terms and conditions reasonably acceptable to Ixia providing coverage benefits and terms generally no less favorable to the Indemnified Persons than the Company’s current such policy). In satisfying the obligation in this paragraph, the Surviving Corporation will not be obligated to pay annual amounts in the aggregate in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount the Company has disclosed to Ixia prior to the date of the Merger Agreement. If the aggregate annual premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available with respect to matters occurring prior to the Acceptance Time, for a cost not exceeding such amount.

Third Party Consents and Regulatory Approvals.  The parties have agreed to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing, as promptly as practicable, all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents to consummate the transactions; (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, (iii) defending any actions, suits, claims, investigations or proceedings threatened or commenced by any government authority relating to the transactions contemplated by the Merger Agreement, including seeking to have any stay, temporary restraining order or preliminary injunction entered by any governmental authority vacated or reversed, and (iv) cooperating to the extent reasonable with the other parties hereto in their efforts to comply with their obligations under the Merger Agreement. Each of Ixia and the Company will coordinate and cooperate fully with each other in exchanging between outside counsel such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act or any other filings.

Further, each of Ixia and the Company is required to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement and all other filings required (i) under any applicable non-U.S. antitrust or competition laws and (ii) under any other applicable competition, merger control, antitrust, or similar law that the Company and Ixia deem advisable or appropriate with respect to the transactions contemplated thereby as promptly as practicable and thereafter supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Ixia and the Company are also required to use their commercially reasonable efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Such filings of Notification and Report Forms pursuant to the HSR Act were made on May 20, 2009.

Other than the filings required under the HSR Act, the Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency which would be required for the acquisition of Shares by Purchaser as contemplated in connection with the Offer or the Merger. It may be necessary to make additional filings relating to the acquisition of the Shares pursuant to the Offer or the Merger with governmental entities in foreign jurisdictions, although Ixia does not anticipate any such requirements. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

Pursuant to the Merger Agreement, each of Ixia and the Company will promptly notify the other party of any communication it receives from any governmental authority relating to the matters that are the subject of the Merger Agreement and permit outside counsel for the other party to review in advance any proposed communication by such party to any governmental authority and will provide outside counsel for each other with copies of all correspondence, filings or communications between them or any of their representatives and any governmental authority. Neither Ixia nor the Company will agree to participate in any meeting with any governmental authority in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and participate at such meeting.

Conditions to the Offer.  See Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase.

Conditions to the Merger.  The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•	if required by the NRS, the Merger will have been approved by the stockholders of the Company in accordance with the NRS;

•	no applicable law will prohibit the consummation of the Merger; and

•	the Acceptance Time will have occurred.

Termination.  The Merger Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time:

(i) by mutual written agreement of the Company and Ixia;

(ii) by either the Company or Ixia if:

(a) the Acceptance Time has not occurred on or before September 8, 2009 (the “End Date”); provided that the right to terminate the Merger Agreement pursuant to this subsection will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated on or before such time; or

(b) there is any applicable law that (x) makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or (y) enjoins Purchaser from accepting for payment or paying for, the Shares pursuant to the Offer or enjoins the Company or Ixia from consummating the Merger and such injunction is final and nonappealable;

(iii) by Ixia if, prior to the Acceptance Time:

(a) (x) an Adverse Recommendation Change occurs or (y) the Board of Directors of the Company fails to publicly confirm the Company Board Recommendation within ten business days from the date a tender offer is first published or sent or given (within the meaning of Rule 14e-2(a) under the Exchange Act); or

(b) the Company breaches or fails to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in clauses (b)(iii), (b)(iv) or (b)(v) of Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase and (y) is not cured by the Company by the earlier of (A) 30 days following receipt by the Company of written notice of such breach or failure and (B) the End Date; provided that, at the time of the delivery of such written notice, Ixia is not in material breach of its obligations under the Merger Agreement;

(c) there is an intentional and material breach by the Company of the non-solicitation obligations under the Merger Agreement described above under “— No Solicitation;” or

(d) there occurred and is continuing as of, or otherwise arose before, the expiration of the Offer, any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company;

(iv) by the Company if:

(a) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a written agreement concerning a Superior Proposal, provided that the Company shall have paid any amounts due as described below under “— Termination Fee” in accordance with the terms, and at the times, specified therein, and provided, further, that, prior to any such termination, (x) the Company notifies Ixia in writing of its intention to terminate the Merger Agreement and to enter into a binding written agreement concerning an Acquisition Proposal that constitutes a Superior Proposal, attaching the most current version of such agreement (or a description of all material terms and conditions thereof), and (y) Ixia does not make, within three business days of receipt of such written notification, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal (it being understood that the Company shall not terminate the Merger Agreement or enter into any such binding agreement during such three business day period, and that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and an additional three business day period); or

(b) prior to the Acceptance Time, (x) Ixia or Purchaser breaches or fails to perform in any material respect any of its covenants or obligations required to be performed by it under the Merger Agreement or (y)(A) any representation and warranty of Ixia contained in the Merger Agreement (other than those relating to corporate authorization and financing) is not true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth in the Merger Agreement) as of the date of the Merger Agreement and as of immediately prior to the Acceptance Time as though made as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have individually, or in the aggregate, a Material Adverse Effect on Ixia or Purchaser and (B) any representation or warranty of Ixia relating to corporate authorization and financing (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth in the Merger Agreement) is not true and correct in all material respects as of the date of the Merger Agreement and as of immediately prior to the Acceptance Time as though made as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period) and, in either clause (x) or (y) is not cured by Ixia or Purchaser by the earlier of (I) 30 days following receipt by Ixia of written notice of such breach or failure and (II) the End Date; provided, that at the time of the delivery of such written notice, the Company shall not be in material breach of its obligations under the Merger Agreement.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party (except as provided in “Termination Fee” below), provided that, if such termination will result from fraud or the knowing and intentional breach by any party of any covenant or agreement contained in the Merger Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as the result of such fraud or breach.

Termination Fee.  If a Payment Event (as defined below) occurs, the Company shall pay Ixia (by wire transfer of immediately available funds) if, pursuant to clause (x) below, simultaneously with the occurrence of such Payment Event or, if pursuant to clause (y) below, within two business days following the consummation of the Acquisition Proposal referred to in such Payment Event, a fee equal to $2,800,000 (the “Termination Fee”). “Payment Event” means the termination of the Merger Agreement pursuant to (x) clauses (iii)(a), (iii)(c) or (iv)(a) above; or (y) clause (ii)(a) above, but only if, in the case of clause (y), both (A) prior to such termination, an Acquisition Proposal shall have been made to the stockholders of the Company generally or shall have otherwise been publicly disclosed or proposed by a third party, and (B) within 12 months following the date of such termination, the Company consummates a transaction or enters into any contract or agreement in connection with a transaction described in the definition of “Acquisition Proposal” (provided, that for purposes of this definition only, all references to “15%” in the definition of “Acquisition Proposal” will be deemed instead to be “50%”).

Further, each of the parties to the Merger Agreement acknowledged and agreed on behalf of itself and its affiliates that (i) the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Ixia and Purchaser in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunity forgone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (ii) in the event that the Termination Fee becomes payable and is paid by the Company, the right to receive the Termination Fee shall constitute each of Ixia’s and Purchaser’s and each of their affiliates’ and representatives’ sole and exclusive remedy.

Fees and Expenses.  Except as otherwise provided therein, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs or expenses.

Amendment; Waiver.  Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that (i) after the Acceptance Time, (a) no amendment will be made that decreases the Offer Price or the consideration to be paid in the Merger and (b) no amendment or waiver on behalf of the Company will be made without the approval of a majority of the Continuing Directors and (ii) after any approval of the Merger by the stockholders of the Company, there will be no amendment or waiver that pursuant to the NRS requires further approval by the stockholders of the Company unless such further approval has been obtained.

Third Party Beneficiary Rights.  Except for (i) following the Acceptance Time, (x) the rights of holders of Shares to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer or converted into cash pursuant to the Merger, and (y) the right of holders of stock options to purchase Shares to receive the payments set forth in the Merger Agreement, (ii) in connection with “— Indemnification and Insurance” above, and (iii) the right of the Company, on behalf of its stockholders, to pursue damages or equitable remedies in the event of Ixia’s or Purchaser’s breach of the Merger Agreement, no provision of the Merger Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities upon any person other than the parties thereto and their respective successors and assigns.

Support Agreement

In connection with the execution of the Merger Agreement, Ixia, Purchaser, Richard A. Karp and Nancy Karp entered into a Support Agreement dated as of May 11, 2009 (the “Support Agreement”). Pursuant to the terms of the Support Agreement, Dr. Karp and Ms. Karp, each solely in his or her capacity as a stockholder of the Company, agreed to (i) tender (and not withdraw) the Shares owned by such stockholder to Purchaser in accordance with the terms of the Offer, (ii) in the event that a vote of the Company’s stockholders is required to approve the Merger Agreement, to vote all of such stockholder’s Shares (a) in favor of approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; and (b) against approval of any Acquisition Proposal and against any action or agreement that would, or would reasonably be expected to, impair the ability of Ixia and Purchaser to complete the Offer or the Merger or the ability of the Company to consummate the Merger, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement.

Each stockholder party to the Support Agreement entered into the Support Agreement solely in his or her capacity as the record and/or beneficial owner, as applicable, of Shares and stock options to purchase Shares, and not in such stockholder’s capacity as a director, officer or employee of the Company or any of its subsidiaries or in such stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of the Support Agreement to the contrary, nothing in the Support Agreement will (or requires a stockholder party to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

The Support Agreement will terminate on the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) at any time upon notice by Ixia to a stockholder party, (iii) the Effective Time or (iv) such date and time as any amendment to the Merger Agreement or the Offer that decreases the Offer Price is effected without the stockholder party’s consent.

On or about May 21, 2009, Dr. Karp and Mrs. Karp donated a portion of their respective Shares to two separate charitable foundations. Pursuant to the terms of the Support Agreement, each of the two charitable foundations entered into an Instrument of Accession with Ixia and Purchaser, pursuant to which such charitable foundations agreed to be bound by the terms of the Support Agreement as though a stockholder party thereunder with respect to the donated Shares.

Based on the number of Shares outstanding as of May 8, 2009, the number of Shares owned by the stockholders who have entered into or agreed to be bound by the Support Agreement represents approximately 37% of the Company’s issued and outstanding Shares. This summary is qualified in its entirety by reference to the Support Agreement, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Ixia and Purchaser with the SEC and is incorporated by reference herein.

Employment Arrangements

Concurrently with the execution of the Merger Agreement, Ixia entered into an Employment Agreement with the Company’s Chairman and Chief Executive Officer, Dr. Richard A. Karp (the “Employment Agreement”), pursuant to which he will become an employee of Ixia upon consummation of the Merger. With the exception of a Change of Control Severance Agreement between the Company and Dr. Karp, the Employment Agreement will supersede the terms of any existing employment agreements or arrangements between Dr. Karp and the Company.

A description of the current employment arrangements between the Company and members of its management, including Dr. Karp, is set forth in the Company’s Schedule 14D-9.

The following is a summary of the material provisions of the Employment Agreement, which does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, a copy of which has been filed as an exhibit to the Schedule TO:

•	Term. Dr. Karp will be employed on a full-time basis for the first six months after the day on which the Effective Time occurs (such day, the “Effective Date,” and such period, the “Full-Time Period”). After the expiration of the Full-Time Period, Ixia will continue to engage Dr. Karp on a part-time basis for a period of 18 months (the “Part-Time Period”) for up to a total of 40 hours during each consecutive 90-day period. The Employment Agreement is subject to early termination.

•	Base Salary. Dr. Karp’s base salary will be $160,000 during the Full-Time Period and Dr. Karp shall be paid $500 for each day on which he provides services to Ixia during the Part-Time Period.

•	Employee Benefits. During the Full-Time Period, Dr. Karp will be eligible to participate in Ixia’s employee benefit plans that are applicable to executive officers. During the Part-Time Period, Ixia will pay the premiums for coverage of Dr. Karp and his eligible dependents under COBRA.

•	Stock-Options. Ixia has agreed to grant Dr. Karp a nonstatutory stock option to acquire up to 150,000 shares of Ixia’s common stock (the “Karp Options”) under Ixia’s 2008 Equity Incentive Plan. The Karp Options will vest in eight equal quarterly installments commencing on September 30, 2009 and continuing through the term of the Employment Agreement, except all outstanding Karp Options will vest in full as to 100% of the unvested portion of the Karp Options upon termination of Dr. Karp’s employment if such termination is by Ixia without “cause” or by Dr. Karp for “good reason” (as each such term is defined in the Employment Agreement). The Karp Options will remain exercisable for 24 months following the end of the employment term.

•	Severance. In the event Dr. Karp’s employment is terminated without “cause” or by Dr. Karp for “good reason,” he will be entitled to the following severance benefits: (A) if such termination occurs prior to the expiration of the Full-Time Period, Dr. Karp will receive his base salary through the end of the Full-Time Period; (B) Ixia will continue to pay the premiums under COBRA for coverage of Dr. Karp and his eligible dependents through the Part-Time Period; and (C) 100% of the Karp Options will immediately vest upon such termination (as described above). In addition, Dr. Karp shall remain eligible to receive severance benefits under his existing change of control agreement.

•	Non-Competition. So long as Dr. Karp is an employee of or a consultant to Ixia or any affiliated entity and in any event until the five-year anniversary of the Effective Date, Dr. Karp has agreed not to, directly or indirectly, either for himself or for any other person or entity: (i) engage in any business or venture that competes, directly or indirectly, with the business of Ixia or any affiliated entity or enter into an employment, consulting or agency relationship with any entity or person engaging in such a competing business; (ii) call upon or cause to be called upon, or solicit or assist in the solicitation of, in connection with any competing entity or competing activity, any entity, agency, person, firm, association, partnership or corporation that was a customer of the Company prior to the Effective Date or that is a customer of Ixia or any affiliated entity during such five-year period for the purpose of selling, licensing or supplying any products or services that are the same as, similar to or competitive with the products or services sold or developed by the business of the Company as conducted by the Company prior to the Effective Date and/or the business of Ixia as conducted by Ixia or any affiliated entity on or after the Effective Date; and/or (iii) solicit, induce or attempt to solicit or induce any person to leave his or her employment, agency, directorship or office with Ixia or any affiliated entity.

Ixia is discussing the terms of future employment arrangements with certain members of the Company’s management team. As part of these discussions, Ixia may enter into employment arrangements with the Company’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized.

Any additional new arrangements currently expected to be entered into at or prior to the completion of the Merger would not become effective until the time the Merger is completed.

14.	Dividends and Distributions.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008, the Company has never paid dividends on the Shares. The Merger Agreement provides that the Company shall not, between the date of the Merger Agreement and the Effective Time, declare, set aside, pay any dividend or make any other distribution, whether payable in cash, stock, property or any combination thereof, with respect to any of its capital stock or other securities (other than dividends or distributions by any wholly owned subsidiary of the Company).

15.	Conditions to Purchaser’s Obligations.

Notwithstanding any other provision in the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may (subject to any such rules and regulations), to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered Shares if: (a) prior to the expiration of the Offer, (i) the Minimum Condition shall not have been satisfied or (ii) the applicable waiting period (and any extension thereof) under the HSR Act shall not have expired or been terminated; or (b) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exists:

(i) there shall be instituted or pending any action or proceeding by any governmental authority (A) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Ixia or Purchaser or the consummation of the Merger, (B) seeking to restrain or prohibit Ixia’s, Purchaser’s or any of Ixia’s other affiliates’ (x) ability effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Ixia, Purchaser or any of Ixia’s affiliates following the consummation of the Merger on all matters properly presented to the Company’s stockholders or (y) ownership or operation of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Ixia and its subsidiaries, taken as a whole, (C) seeking to compel Ixia or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Ixia and its subsidiaries, taken as a whole or (D) that otherwise, in the reasonable judgment of Parent, is likely to have a Material Adverse Effect on the Company or Ixia;

(ii) any applicable law shall have been enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any governmental authority, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that would or is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (A) through (D) of clause (b)(i) above;

(iii) (A) any representation or warranty of the Company contained in the Merger Agreement (other than those relating to corporate authorization, capitalization, antitakeover statutes, the opinion of the Company’s financial advisor and finders’ fees) shall not be true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and as of immediately prior to the Acceptance Time as though made as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate with other breaches, a Material Adverse Effect on the Company, and (B) any representation or warranty of the Company relating to corporate authorization, capitalization, antitakeover statutes, the opinion of the Company’s financial advisor and finders’ fees (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) shall not be true and correct in all material respects as of the date of the Merger Agreement and as of immediately prior to the Acceptance Time as though made as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period);

(iv) the Company shall have breached or failed to perform in all material respects any of its covenants or obligations to be performed or complied with by it under the Merger Agreement prior to such time;

(v) the Company shall have failed to deliver to Ixia a certificate signed by an executive officer of the Company dated as of the date on which the Offer expires certifying that the conditions specified in clauses (b)(iii) and (b)(iv) above do not exist;

(vi) there shall have occurred and be continuing as of or otherwise arisen before the expiration of the Offer any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company;

(vii) certain required governmental authorizations shall not have been obtained or shall not be in full force and effect; or

(viii) the Merger Agreement shall have been terminated in accordance with its terms.

16.	Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser’s right to decline to purchase Shares if any of the conditions to the Offer shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if any such approvals were not obtained or other actions not taken.

Antitrust Matters.  The HSR Act provides that the acquisition of Shares by Purchaser may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC by Purchaser and the Company and provide that the acquisition of Shares under the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC from Purchaser. Within such 15 day period the Division or the FTC may request additional information or documentary material from Purchaser and the Company. In the event of any such request, the acquisition of Shares under the Offer may not be consummated until ten days after receipt of such additional information or documentary material by the Division or the FTC from Purchaser and the Company. Ixia and the Company have filed the applicable Form with the Division and the FTC, each on May 20, 2009.

Other than the filings required under the HSR Act, Purchaser is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency which would be required for the acquisition of Shares by Purchaser as contemplated in connection with the Offer or the Merger. It may be necessary to make additional filings relating to the acquisition of the Shares pursuant to the Offer or the Merger with governmental entities in foreign jurisdictions, although Ixia does not anticipate any such requirements. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and ten percent stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for reporting on a national securities exchange, such as the NASDAQ, or be a “margin security” under the regulations of the Board of Governors of the Federal Reserve System. Furthermore, if such registration were terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act. Purchaser intends to and will cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

State Takeover Laws.  A number of states (including Nevada, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. Section 78.411 et seq. of the NRS (the “Combination with Interested Stockholders Statute” ) prevents an “interested stockholder” and a Nevada corporation to which the Combination with Interested Stockholders Statute applies from entering into a “combination,” unless certain conditions are met. The Combination with Interested Stockholders Statute applies to Nevada corporations with 200 or more stockholders of record, which: (a) as of the date the person became an “interested stockholder,” have a class of voting shares registered with the SEC under Section 12 of the Exchange Act; or (b) provide for the applicability of such act in their articles of incorporation. Nevada corporations may opt out of the Combination with Interested Stockholders Statute by provision in their original articles of incorporation or by amendment to their articles of incorporation adopted at least 18 months prior to the combination in question. A “combination” for this purpose includes, among other transactions, any merger or consolidation with an “interested stockholder,” or any “affiliate” or “associate” thereof (even if the entity was not an “affiliate” or “associate” of the “interested stockholder” prior to the transaction), or sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” or an “affiliate” or “associate” thereof, of assets: (i) having an aggregate market value equal to five percent or more of the aggregate market value of the assets of a corporation; (ii) having an aggregate market value equal to five percent or more of the aggregate market value of all outstanding shares of a corporation; or (iii) representing ten percent or more of the earning power or net income of the corporation. An “interested stockholder” means the beneficial owner of ten percent or more of the voting shares of a corporation, or an affiliate or associate of a corporation, which at any time within three years immediately before the date in question was the beneficial owner of ten percent or more of the voting shares of the corporation. An “affiliate” is a person or entity that directly or indirectly is controlled by or is under common control with a specified person. An “associate,” when used to indicate a relationship with a person, is: (a) a corporation or organization of which that person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of voting shares; (b) any trust or other estate in which that person has a substantial beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of that person or any relative of the spouse, who has the same home as that person. As used in the Combination with Interested Stockholders Statute, the term “person” includes any natural persons, entities and trusts and virtually all non-governmental organizations. A corporation may not engage in a “combination” within three years after the person first became an interested stockholder unless the combination or transaction by which the person first became an interested stockholder was approved by the board of directors before the person first became an interested stockholder. If such approval is not obtained, then after the expiration of the three year period, the business combination may be consummated if: (a) the combination was approved by the board of directors before the interested stockholder first became an interested stockholder; or (b) a majority of the voting power held by the corporation’s disinterested stockholders approves the transaction subsequent to the three year period. Alternatively, even without such approvals, a combination occurring more than three years after the person first became an interested stockholder may be permissible if certain requirements relating to the consideration to be received by disinterested stockholders are met, and the interested stockholder has not, subject to certain exceptions, increased the stockholder’s holdings in the corporation. In accordance with the NRS, the Board of Directors of the Company has approved the Merger Agreement, the Offer and the Merger, as well as approved the

Support Agreement, and, therefore, the restrictions of Sections 78.411 to 78.444 of the NRS are inapplicable to the Offer, the Merger and the other transactions contemplated under the Merger Agreement and the Support Agreement.

Section 78.378 et seq. of the NRS (the “Acquisition of Controlling Interest Statute” ) prohibits an acquirer, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation’s disinterested stockholders. The Acquisition of Controlling Interest Statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds in an offer or acquisition, those shares acquired within 90 days immediately preceding the acquirer’s becoming an acquiring person become “Control Shares.” The acquiring person is prohibited from voting the Control Shares until disinterested stockholders restore the right. The Acquisition of Controlling Interest Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. This statute is applicable only to Nevada corporations doing business in the state that have at least 200 stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. Because the Company does not satisfy these conditions, the Acquisition of Controlling Interest Statute is inapplicable to the Offer and the Merger.

Purchaser reserves the right to challenge the validity or applicability of any takeover laws allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover laws apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. Additionally, under the terms of the Merger Agreement, the Company has represented that it has taken all action necessary to render inapplicable all such takeover laws applicable to the Merger and the Merger Agreement.

17.	Appraisal Rights.

Under the NRS, holders of the Shares do not have dissenters’ rights in connection with the Offer or the Merger due to the current listing of the Shares on the NASDAQ. Because holders of Shares do not have dissenters’ rights in connection with the Offer or the Merger, no demand for appraisal under the NRS can be made in connection with the Offer or Merger. If the Merger takes place, Ixia will own all of the Shares, and all of the remaining stockholders of the Company at the time of the Merger will receive the Offer Price without interest and less any required withholding taxes.

18.	Fees and Expenses.

Neither Ixia nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Purchaser has retained Laurel Hill Advisory Group, LLC, as Information Agent, Thomas Weisel Partners LLC, as Dealer Manager, and American Stock Transfer & Trust Company, as Depositary, in connection with the Offer. The Information Agent, the Dealer Manager and the Depositary will receive reasonable and customary compensation for their services and reimbursement for their reasonable out-of-pocket expenses. The Information Agent, the Dealer Manager and the Depositary will be indemnified by Purchaser against certain liabilities in connection with the Offer.

19.	Miscellaneous.

The Offer is not being made to holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Ixia other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Purchaser.

Purchaser and Ixia have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 9 — “Certain Information Concerning Ixia and Purchaser” in this Offer to Purchase.

Josie Acquisition Company

May 26, 2009

ANNEX A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF IXIA AND PURCHASER

Ixia

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Ixia. The business address of each director and executive officer of Ixia is 26601 West Agoura Road, Calabasas, California 91302. Each of these individuals is a citizen of the United States of America. Mr. Bhatnagar is also a citizen of the Republic of India and Mr. Ginsberg is also a citizen of the Republic of South Africa.

Name	Principal Occupation or Employment

Board of Directors
Errol Ginsberg	Mr. Ginsberg served as Ixia’s President from May 1997 until September 2007 and held the additional position of Chief Executive Officer from September 2000 until March 2008 when he assumed his current position as Chief Innovation Officer. Mr. Ginsberg has been a director of Ixia since May 1997, and became Chairman of the Board in January 2008.
Atul Bhatnagar	Mr. Bhatnagar has been a director of Ixia since 2007. Mr. Bhatnagar joined Ixia as President and Chief Operating Officer and as a director in September 2007 and became President and Chief Executive Officer in March 2008. From July 2006 until August 2007, Mr. Bhatnagar served as Vice President, Products of Divatas Networks, a developer of enterprise network solutions that provides voice and data mobility over disparate networks. From 2000 until June 2006, Mr. Bhatnagar served as Vice President and General Manager of Nortel’s Enterprise Data Networks Division.
Laurent Asscher	Mr. Asscher has been a director of Ixia since October 2008. Since February 2005, he has served as President and Chief Executive Officer of Airtek Capital Group, a private equity investment firm based in Brussels, Belgium. From January 2003 until December 2004, he served as General Manager of Tekelec-Airtronic, SA, a private equity investment firm based in Paris, France. He currently serves on the board of directors of several privately-held technology companies. Mr. Asscher is the son of Jean-Claude Asscher, Chairman Emeritus of Ixia’s Board of Directors.
Jonathan Fram	Mr. Fram has been a director of Ixia since July 2005. Since March 2006, Mr. Fram has served as Managing Partner of Maveron III LLC, a venture capital firm. From July 2005 until March 2006, Mr. Fram served as an Entrepreneur in Residence at Doll Capital Management, a venture capital firm. Mr. Fram also serves as a member of the Board of Directors of Marchex, Inc.
Gail Hamilton	Ms. Hamilton has been a director of Ixia since July 2005. From March 2000 until January 2005, Ms. Hamilton held various senior officer positions at Symantec Corporation, a provider of information security products, where she most recently served as Executive Vice President and General Manager, Global Services and Support from January 2004 until January 2005. Ms. Hamilton also serves as a member of the Boards of Directors of Open Text Corporation and Arrow Electronics, Inc.
Jon F. Rager	Mr. Rager has been a director of Ixia since May 1997 and served as Ixia’s Chief Financial Officer from June 1997 to March 2000. From 1975 until his retirement in 2006, Mr. Rager was a practicing accountant with, and President of, RBDM Rager Meyer Accountancy Corporation (and its predecessors).

Name	Principal Occupation or Employment

Executive Officers
Errol Ginsberg	Mr. Ginsberg is Ixia’s Chairman of the Board and Chief Innovation Officer. See “Board of Directors” above for the remainder of his biography.
Atul Bhatnagar	Mr. Bhatnagar is President, Chief Executive Officer and a director of Ixia. See “Board of Directors” above for the remainder of his biography.
Thomas B. Miller	Mr. Miller has served as Chief Financial Officer of Ixia since March 2000.
Victor Alston	Mr. Alston joined Ixia as Vice President, Application Development in August 2004. He became Vice President, Engineering in April 2006 and was appointed as an executive officer in that position in June 2006. In June 2007, Mr. Alston assumed his present position of Senior Vice President, Product Development. From January 2000 until August 2004, Mr. Alston served as a Director of Engineering of SAP AG, a provider of business software.
Ronald W. Buckly	Mr. Buckly joined Ixia as Senior Vice President, Corporate Affairs and General Counsel in April 2007. From January 2004 until December 2006, Mr. Buckly served as Senior Vice President, Corporate Affairs and General Counsel of Tekelec, a telecommunications equipment manufacturer. He has also served as Ixia’s Corporate Secretary since its formation in May 1997.
Alan Grahame	Mr. Grahame joined Ixia as Senior Vice President, Worldwide Sales in November 2007. From November 1999 until joining Ixia, Mr. Grahame held a number of senior sales positions at Agilent Technologies, where he most recently served as Worldwide Vice President for Customer Operations for Agilent’s Operational Support Systems Group and was responsible for that group’s worldwide sales, services and support.
Walker H. Colston, II	Mr. Colston joined Ixia as Senior Director, Engineering Operations in June 2003. He became Vice President, Engineering Operations in June 2004 and was appointed as an executive officer in that position in June 2006.
Raymond de Graaf	Mr. de Graaf joined Ixia as Vice President, Operations in January 2008. From June 2004 until joining Ixia, Mr. de Graaf served as Vice President and General Manager of Precision Communications, a vendor of telecommunications network products and services. From 1995 until May 2004, Mr. de Graaf held a number of operations positions with Flextronics, an electronics manufacturing services company, where he most recently served as a General Manager from 2002 until May 2004.
Christopher L. Williams	Mr. Williams joined Ixia as Vice President, Human Resources in August 2008. From March 2007 until joining Ixia, Mr. Williams served as Vice President, Human Capital of Helio, LLC, a wireless telecommunications carrier. From March 2003 until January 2007, he served as a Vice President of Human Resources of Yahoo! Inc., an Internet service provider.

Purchaser

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of each director and executive officer of Purchaser is 26601 West Agoura Road, Calabasas, CA 91302. Each of these individuals is a citizen of the United States of America. Mr. Bhatnagar is also a citizen of the Republic of India and Mr. Ginsberg is also a citizen of the Republic of South Africa.

Name	Principal Occupation or Employment

Board of Directors
Atul Bhatnagar	Mr. Bhatnagar became a director and President of Purchaser in May 2009. Mr. Bhatnagar joined Ixia as President and Chief Operating Officer and as a director in September 2007 and became President and Chief Executive Officer in March 2008. From July 2006 until August 2007, Mr. Bhatnagar served as Vice President, Products of Divatas Networks, a developer of enterprise network solutions that provide voice and data mobility over disparate networks. From 2000 until June 2006, Mr. Bhatnagar served as Vice President and General Manager of Nortel’s Enterprise Data Networks Division.
Errol Ginsberg	Mr. Ginsberg became a director of Purchaser in May 2009. Mr. Ginsberg served as Ixia’s President from May 1997 until September 2007 and held the additional position of Chief Executive Officer from September 2000 until March 2008 when he assumed his current position as Chief Innovation Officer of Ixia. Mr. Ginsberg has been a director of Ixia since May 1997 and became Chairman of the Board in January 2008.
Thomas B. Miller	Mr. Miller became a director and CFO/Treasurer of Purchaser in May 2009. Mr. Miller has served as Chief Financial Officer of Ixia since March 2000.
Executive Officers
Atul Bhatnagar	Mr. Bhatnager became the President of Purchaser in May 2009. See “Board of Directors” above for the remainder of his biography.
Thomas B. Miller	Mr. Miller became the CFO/Treasurer of Purchaser in May 2009. See “Board of Directors” above for the remainder of his biography.
Ronald W. Buckly	Mr. Buckly became Secretary of Purchaser in May 2009. Mr. Buckly joined Ixia as Senior Vice President, Corporate Affairs and General Counsel in April 2007. From January 2004 until December 2006, Mr. Buckly served as Senior Vice President, Corporate Affairs and General Counsel of Tekelec, a telecommunications equipment manufacturer. He has also served as Ixia’s Corporate Secretary since its formation in May 1997.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

By Mail or Overnight Courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	By Facsimile Transmission: (718) 234-5001	By Hand: American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

For assistance call (877) 248-6417 or (718) 921-8317

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

100 Wall Street, 22nd Floor
New York, NY 10005
Call Toll-Free: (888) 742-1305

The Dealer-Manager for the Offer is:

390 Park Avenue
New York, New York 10016
(212) 271-3593